DUNDEE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

DECEMBER 31, 2007

DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an asset management company dedicated to private wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or other portfolio investment holdings.  Dundee Corporation’s investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds. The Company is listed on The Toronto Stock Exchange (“TSX”) under the symbol (TSX – DC.A).

This Management’s Discussion and Analysis has been prepared with an effective date of March 26, 2008 and should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2007 (“2007 Audited Consolidated Financial Statements”).  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

Our Company holds investments in various industry sectors and our ownership interest in these investments is established through different, and sometimes complex structures.  In accordance with Canadian GAAP, our investments are accounted for as follows beginning on January 1, 2007:

(i)

Available-for-sale (“AFS”) securities are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income (“AOCI”).  In previous years, these investments were classified as corporate investments and carried at cost.

(ii)

Equity accounted investments are adjusted by our share of earnings or losses in the investee and by any dilution in ownership.  Our share of earnings from equity accounted investees is reported in our consolidated statements of operations as “Share of earnings of equity accounted investees”.

(iii)

Our consolidated investments are not recorded as individual investments.  Instead, we record 100% of the investments’ accounts on a line-by-line basis in our own consolidated balance sheets and consolidated statements of operations, subject to any non-controlling interest.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management

The wealth management segment consists of the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”) (www.dundeewealth.com).  DundeeWealth is a Canadian owned diversified wealth management company that creates innovative asset management and alternative investment products and provides investment solutions as well as capital markets and advisory services to financial advisors, institutions, corporations and foundations.  In 2007, DundeeWealth carried on its business through wholly owned operating subsidiaries.

Real Estate

The real estate segment includes the operations of our 77% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business.  Land and housing activities are supplemented by a portfolio of select income generating properties owned directly by Dundee Realty and by our 17% interest in Dundee Real Estate Investment Trust (“Dundee REIT”).  (www.dundeereit.com).

Resources

Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary, and our 51% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that plans to carry out exploration, development, and natural gas storage activities and has interests in Spain and Tunisia.  The resources segment also includes our 20% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 25% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.ca), both of which are accounted for by the equity method, and various other portfolio holdings.

Other Investments and Corporate Costs

Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies as well as highly liquid securities such as mutual funds.  This segment also includes general corporate overhead costs, interest and stock based compensation costs of the Company, which are not specifically allocated to any operating division.

Significant Investments

The following table lists the more significant investments in our portfolio as at December 31, 2007, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at December 31, 2007 (other than for consolidated subsidiaries) and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)
	Year end %	Accounting	Book	Market
Investment Holding	Owned	Treatment	Value	Value
Wealth Management Segment
DundeeWealth Inc. (a) (b)	45%	Consolidation	N/A	$ 545,725
Real Estate Segment
Dundee Realty Corporation	77%	Consolidation	N/A	N/A
Dundee Real Estate Investment Trust (c)	17%	Equity	$ 95,056	111,728
Resources Segment
Eurogas Corporation	51%	Consolidation	N/A	73,349
Dundee Precious Metals Inc.	20%	Equity	96,146	91,309
Breakwater Resources Ltd.	25%	Equity	83,523	184,684

(a)

As a result of DundeeWealth’s equity issuances during 2007, the Company’s interest was diluted from 62% at December 31, 2006 to approximately 45% at December 31, 2007.  The Company maintained an approximate 59% voting interest in DundeeWealth and continued to consolidate the results of DundeeWealth in its financial statements.

(b)

Subsequent to year end, the Company purchased 5,279,000 shares of DundeeWealth, increasing its equity interest to approximately 49%, assuming the conversion of preference shares held.

(c)

Approximately 91% of our interest in Dundee REIT  is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance, and the operating performance of our subsidiaries, include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

➢

“AUM” or “Assets under Management” represent the period-end market value of client assets managed by DundeeWealth on a discretionary basis and in respect of which DundeeWealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢

“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by DundeeWealth and in respect of which DundeeWealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢

“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows.

➢

“Operating Earnings before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF DUNDEE CORPORATION

(in thousands of dollars, except for number of shares and amounts per share)
		Restated (1)
As at and for the years ended December 31,	2007	2006	2005 (2)
Total assets	$ 3,609,096	$ 3,549,434	$ 2,353,247

Corporate debt	509,142	420,486	473,100
Future income tax liabilities	134,862	87,143	75,068
Client deposits and related liabilities	423,320	269,636	413,380
Liabilities of discontinued operations	2,395	940,494	-
Other liabilities	545,707	399,155	280,967
Preference shares	147,020	141,902	-
Non-controlling interest	726,394	471,313	386,012
	2,488,840	2,730,129	1,628,527
Net assets represented by common shares	1,120,256	819,305	724,720

Revenue	1,404,345	1,113,265	933,661
Net earnings from continuing operations	277,639	98,582	n/a
Net earnings for the year	293,733	93,689	76,321

Weighted average number of common shares (in thousands of shares)
Basic	75,412	75,183	25,116
Diluted	78,519	77,966	25,859

Earnings per share
Basic
Continuing	$ 3.68	$ 1.31	n/a
Discontinued	$ 0.22	$ (0.06)	n/a
	$ 3.90	$ 1.25	$ 3.04
Diluted
Continuing	$ 3.49	$ 1.19	n/a
Discontinued	$ 0.29	$ (0.06)	n/a
	$ 3.78	$ 1.13	$ 2.89

(1)

See notes 1 and 3 to the 2007 Audited Consolidated Financial Statements.

(2)

The operating results of businesses which have been discontinued were not material to the 2005 operating results. Accordingly, previous results have not been restated to reflect the effect of discontinued operations.

CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007 compared to YEAR ENDED DECEMBER 31, 2006

Consolidated Net Earnings

Net earnings for the year ended December 31, 2007 were $293.7 million or $3.90 per share compared with $93.7 million or $1.25 per share in 2006.

Enhanced by strong residential land sales in western Canada, net earnings before tax from our real estate segment increased to $123.9 million in 2007, representing an increase of over 80% from net earnings of $67.5 million earned in 2006.

Our wealth management business continues to experience significant growth in assets managed, both through asset gathering activities and through strong fund performance.  Net earnings during 2007 include performance fee revenue of $99.4 million (2006 – $126.3 million).  In 2007, DundeeWealth initiated several transactions which resulted in the discontinuance of its domestic banking activities, including the Dundee Bank of Canada. Operations from these activities prior to their sale have been included in the financial statements as loss from discontinued operations and include a write-down of $57.6 million ($40.8 million after tax) in respect of asset-backed commercial paper (“ABCP”) previously held by Dundee Bank of Canada.  In a related transaction, Scotiabank invested $348.3 million in DundeeWealth to acquire 0.3 million common shares and 27 million non-voting special shares Series F of DundeeWealth from treasury, representing an 18% interest in DundeeWealth.  Combined with DundeeWealth’s buy-out of the interest of the non-controlling shareholder in early 2007, these transactions contributed to dilution gains of $136.6 million in 2007.

In 2008, DundeeWealth has embarked on a plan for the integration of its investment management, manufacturing and distribution activities, the re-alignment of its capital markets division and the unification of its back office support service in order to enhance service levels and achieve greater efficiency in delivery and costs.

During 2007, Dundee REIT completed a transaction with GE Real Estate (“GE”) pursuant to which Dundee REIT sold certain properties to GE (see “Real Estate Segment – Dundee REIT”).  Our share of the gain realized by Dundee REIT in respect of the sale of these properties, aggregating $95.9 million after tax, has been included as discontinued operations.

As discussed later in this report, net earnings from the resources segment declined from $31.8 million to $7.8 million in 2007.  Our equity accounted investees were adversely affected by various operational and economic circumstances which reduced our share of equity earnings in the segment from $44.0 million in 2006 to $13.9 million.

Selected Consolidated Segmented Earnings Information

(in thousands of dollars)
		Restated
For the year ended December 31,	2007	2006
Wealth management	$ 88,375	$ 111,397
Real estate	123,875	67,481
Resources	7,833	31,769
Other investments and corporate costs	9,163	(38,836)
Intersegment	3,272	3,272
	232,518	175,083
Dilution gains from consolidated subsidiaries	136,591	3,810
Income taxes	(91,470)	(80,311)
Net earnings from continuing operations	277,639	98,582
Loss from discontinued operations, net of tax and non-controlling interest	(79,815)	(11,584)
Share of earnings of discontinued operations of Dundee REIT, net of tax	95,909	6,691
	$ 293,733	$ 93,689

Consolidated Earnings Per Share

Earnings available to the holders of Class A subordinate shares (“Subordinate Shares”) and Class B common shares (“Class B Shares”) were $3.90 per share in the year ended December 31, 2007 compared to $1.25 per share in 2006.  Details of the weighted average number of shares outstanding and the effect of dilutive securities to the calculation of earnings per share are illustrated in the table below.

(in thousands of dollars, except weighted average number of shares outstanding and per share amounts)
	2007	2006
Net earnings available to Subordinate Shareholders and Class B Shareholders
Continuing operations	$ 277,639	$ 98,582
Discontinued operations	$ 16,094	$ (4,893)

Weighted average number of shares outstanding	75,412,363	75,183,258
Basic earnings (loss) per share
Continuing operations	$ 3.68	$ 1.31
Discontinued operations	$ 0.22	$ (0.06)
Basic earnings per share	$ 3.90	$ 1.25
Effect of dilutive securities to available net earnings
Continuing operations	$ (3,841)	$ (5,914)
Discontinued operations	$ 7,219	$ 64

Effect of dilutive securities to weighted average number of shares outstanding	3,106,945	2,783,383
Diluted net earnings (loss) per share
Continuing operations	$ 3.49	$ 1.19
Discontinued operations	$ 0.29	$ (0.06)
Diluted earnings per share	$ 3.78	$ 1.13

Available-For-Sale Securities

In previous years, our corporate investment portfolio consisted of both equity accounted investments and investments carried at cost.  Beginning January 1, 2007 and in accordance with new accounting standards (see “Changes in Accounting Policies”), investments previously carried at cost are now identified as AFS securities and are carried on our balance sheet at fair value, with changes in unrealized gains and losses recorded as other comprehensive income (“OCI”).

(in thousands of dollars)
Available-for-Sale Securities
Corporate Investments
Corporate investments as at December 31, 2006	$ 154,158
Unrealized gains in available-for-sale securities, December 31, 2006	33,831
Fair value of available-for-sale securities as at December 31, 2006	187,989
Transactions for the year 2007
New investments	663,403
Cost of investments sold	(73,245)
Other-than-temporary decline in investments, discontinued operations	(59,017)
Other-than-temporary decline in investments, continuing operations	(37,607)
Changes in unrealized gains in available-for-sale securities, December 31, 2007	(37,719)
Other transactions	1,377
Fair value of available-for-sale securities as at December 31, 2007	$ 645,181
Represented by:
Asset-backed commercial paper	$ 283,305
Collateralized loan obligations	86,589
Mutual funds managed by a subsidiary	171,779
Other	103,508
Fair value of available-for-sale securities as at December 31, 2007	$ 645,181

The significant increase in AFS securities includes the purchase of ABCP by DundeeWealth from Dundee Bank of Canada for $399.4 million.  A significant deterioration in available liquidity for ABCP resulted in the recognition of a pre-tax fair value adjustment in the carrying value of these assets of $95.2 million during 2007, of which $57.6 million is included in discontinued operations.

Equity Accounted Investments

(in thousands of dollars)
Equity Accounted
Investments
Carrying value of equity accounted investments, December 31, 2006	$ 321,343
Adjustments to opening retained earnings relating to equity accounted investees	1,501
Share of unremitted other comprehensive income in equity accounted investees, December 31, 2006	13,853
336,697
Transactions for the year 2007
New investments	50,548
Cost of investments sold	(34,326)
Share of earnings of equity accounted investees of continuing operations	29,932
Share of earnings of equity accounted investees of discontinued operations	112,834
Share of unremitted other comprehensive loss of equity accounted investees	(14,311)
Cash received from redemption of Dundee REIT units	(183,996)
Other transactions	(8,337)
Carrying value of equity accounted investments, December 31, 2007	$ 289,041

The market value of our equity accounted investments as at December 31, 2007 is $402.7 million, after deducting the fair value of our obligation to deliver Dundee REIT units pursuant to the terms of our Exchangeable Debentures.

				2007
	Year end		Non-	Carrying	Market
	Ownership	Listed	Quoted	Value	Value

Breakwater Resources Ltd.	25%	$ 83,523	$ -	$ 83,523	$ 184,684
Dundee Precious Metals Inc.	20%	96,146	-	96,146	91,309
Dundee Real Estate Investment Trust	17%	95,056	-	95,056	111,728
Other		10,129	4,187	14,316	14,959
		$ 284,854	$ 4,187	$ 289,041	$ 402,680

SEGMENTED RESULTS OF OPERATIONS

Years ended December 31, 2007 and 2006

(in thousands of dollars)						2007

	Wealth			Other Investments
For the year ended December 31, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 557,268	$ -	$ -	$ -	$ -	$ 557,268
Redemption fees	14,725	-	-	-	-	14,725
Financial services	417,334	-	393	2,996	(2,489)	418,234
Real estate revenue	-	355,862	-	-	-	355,862
Investment income (loss)	25,268	21,821	4,033	18,558	(11,424)	58,256
	1,014,595	377,683	4,426	21,554	(13,913)	1,404,345
EXPENSES
Selling, general and administrative	322,013	7,984	7,754	12,204	(2,039)	347,916
Variable compensation	283,058	-	-	-	-	283,058
Trailer service fees	129,355	-	-	-	-	129,355
Operating costs, real estate	-	229,909	-	-	-	229,909
	734,426	237,893	7,754	12,204	(2,039)	990,238
OPERATING EBITDA	280,169	139,790	(3,328)	9,350	(11,874)	414,107
Amortization of deferred sales commissions	67,508	-	-	-	-	67,508
Depreciation, depletion and amortization	16,534	5,556	71	4,881	-	27,042
Interest expense	27,065	10,054	3,662	13,640	(15,146)	39,275
Fair value adjustment on available-for-sale securities	37,607	-	-	-	-	37,607
Gain on exchangeable debentures	-	-	-	(18,237)	-	(18,237)
OPERATING EARNINGS (LOSS)	131,455	124,180	(7,061)	9,066	3,272	260,912
Equity earnings	-	15,926	13,909	97	-	29,932
Non-controlling interest	(43,080)	(16,231)	985	-	-	(58,326)
	88,375	123,875	7,833	9,163	3,272	232,518
NON-SEGMENTED ITEMS
Dilution gains						136,591
Income taxes						(91,470)
Net earnings from continuing operations	88,375	123,875	7,833	9,163	3,272	277,639
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(79,815)	-	-	-	-	(79,815)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	95,909	-	-	-	95,909

NET EARNINGS FOR THE YEAR	$ 8,560	$ 219,784	$ 7,833	$ 9,163	$ 3,272	$ 293,733

(in thousands of dollars)						2006

	Wealth			Other Investments
For the year ended December 31, 2006 (Restated)	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 497,670	$ -	$ -	$ -	$ -	$ 497,670
Redemption fees	13,026	-	-	-	-	13,026
Financial services	373,006	-	11	2,395	(2,336)	373,076
Real estate revenue	-	191,782	-	-	-	191,782
Investment income (loss)	9,495	14,756	3,795	16,125	(6,460)	37,711
	893,197	206,538	3,806	18,520	(8,796)	1,113,265
EXPENSES
Selling, general and administrative	302,626	8,084	3,420	13,850	(2,336)	325,644
Variable compensation	249,006	-	-	-	-	249,006
Trailer service fees	103,825	-	-	-	-	103,825
Operating costs, real estate	-	139,980	-	-	-	139,980
	655,457	148,064	3,420	13,850	(2,336)	818,455
OPERATING EBITDA	237,740	58,474	386	4,670	(6,460)	294,810
Amortization of deferred sales commissions	54,317	-	-	-	-	54,317
Depreciation, depletion and amortization	18,089	11,254	55	4,258	-	33,656
Interest expense	9,729	10,197	1,794	20,416	(9,732)	32,404
Fair value adjustment of corporate investments	-	-	12,041	-	-	12,041
Loss on exchangeable debentures	-	-	-	19,554	-	19,554
OPERATING EARNINGS (LOSS)	155,605	37,023	(13,504)	(39,558)	3,272	142,838
Equity earnings	-	34,446	43,954	722	-	79,122
Non-controlling interest	(44,208)	(3,988)	1,319	-	-	(46,877)
	111,397	67,481	31,769	(38,836)	3,272	175,083
NON-SEGMENTED ITEMS
Dilution gains						3,810
Income taxes						(80,311)
Net earnings (loss) from continuing operations	111,397	67,481	31,769	(38,836)	3,272	98,582
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(11,584)	-	-	-	-	(11,584)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	6,691	-	-	-	6,691

NET EARNINGS (LOSS) FOR THE YEAR	$ 99,813	$ 74,172	$ 31,769	$ (38,836)	$ 3,272	$ 93,689

ANNUAL SEGMENTED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007 compared to YEAR ENDED DECEMBER 31, 2006

WEALTH MANAGEMENT SEGMENT

The wealth management segment includes our domestic wealth management activities which operate primarily through DundeeWealth.  International wealth management activities are carried out in both Bermuda and the Cayman Islands. The following is a discussion of the operating results of DundeeWealth.

DUNDEEWEALTH

As a result of DundeeWealth’s equity issuances during 2007, our interest was diluted from approximately 62% at December 31, 2006 to approximately 45% at December 31, 2007 and we were considered to have disposed of approximately 28% of our investment in DundeeWealth, giving rise to $135.4 million in dilution gains being recorded in earnings.  Notwithstanding this reduction, as the issuance of equity to Scotiabank, representing their 18% equity investment, was substantially in non-voting shares, the Company maintained an approximate 59% voting interest in DundeeWealth and continued to consolidate the results of DundeeWealth in its financial statements.

➢

RESULTS OF OPERATIONS

During 2007, DundeeWealth generated EBITDA of $281.4 million, up $43.1 million or 18% from $238.3 million in the prior year and, for the first time since its formation in 1998, its revenue level exceeded the $1 billion mark.  In 2007, DundeeWealth recorded net earnings from continuing operations of $87.5 million compared with $77.8 million earned in 2006.  Net earnings from continuing operations in 2007 were adversely affected by a fair value adjustment in respect of DundeeWealth’s holdings of ABCP of $37.6 million ($26.7 million net of tax).

(in millions of dollars)
	2007	2006
Assets under management, January 1	$ 23,809	$ 19,299
Net asset gathering activities	2,973	1,958
Market appreciation	1,159	2,214
Acquisition	69	-
Changes in discretionary assets under administration	151	338
Assets under management, December 31	$ 28,161	$ 23,809

Assets under administration, December 31	32,329	30,820
Combined assets, December 31	$ 60,490	$ 54,629

During the year, DundeeWealth’s AUM increased to $28.2 billion, up $4.4 billion or 18% from $23.8 billion in the prior year.  The increase was represented by record net asset gathering activities in 2007 of $3.0 billion, and a market appreciation of 5% in its AUM which is superior to a flat growth rate for the industry.  The growth in AUM increased DundeeWealth’s aggregate mutual fund market share to 3.02%, from 2.70% at the end of 2006, an increase of 12%.  As at December 31, 2007, DundeeWealth’s Dynamic FundsTM, its most powerful brand, is the 11th largest family of mutual funds in Canada, as reported by the Investment Funds Institute of Canada (“IFIC”).

The Dynamic brand’s investment performance continued to lead the industry in 2007.  Morningstar Canada, a widely respected independent research company, reported that, as of December 31, 2007, and for the 16th consecutive month, Dynamic Funds was the fund sponsor with the most distinct mandates earning Morningstar's 5-star rating.  As of December 31, 2007, Dynamic Funds had thirteen 5-star funds, one more than the previous month, and five more than the second placed firm.  A 5-star rated fund is generally considered to be one that generates superior risk-adjusted returns and the rating indicates that the fund is in the top 10% of its category.

In the first quarter of 2007, Dynamic Funds earned a top prize at the first annual Canadian Lipper Fund Awards 2007 – Best Equity Fund Family.  Dynamic also scored the highest number of "Fund of the Year" awards, with honours going to five funds in the Canadian Equity, Canadian Balanced, Canadian Income Trust, Global Equity and Asia/Pacific Rim Equity categories.  In November 2007, the Canadian Investment Awards recognized Dynamic Funds as the Advisors’ Choice Investment Fund Company of the Year.

Total revenues of $1,010.1 million in 2007 increased by $121.6 million or 14% over 2006 revenues of $888.5 million.

(in millions of dollars)

For the years ended December 31,	2007	% Change	2006
REVENUES
Management fees	$ 552.0	12%	$ 493.1
Redemption fees	14.7	13%	13.0
Financial services	416.5	12%	373.3
Other	26.9	196%	9.1
	$ 1,010.1	14%	$ 888.5

Driven by the growth in AUM, DundeeWealth’s management fee revenues increased to $552.0 million, up 12% from $493.1 million in the prior year.

Management fees include performance fee revenue of $99.4 million (2006 – $126.3 million).

(in millions of dollars)
For the years ended December 31,	2007	2006
Mutual funds	$ 46.9	$ 23.8
Alternative investment products	49.7	53.4
Tax-assisted investment products	2.8	49.1
	$ 99.4	$ 126.3

Financial services revenues were $416.5 million for 2007, up 12% over the prior year.  Financial advisory revenue is derived primarily from commission revenue, trailer service fee revenue, and administrative fees or other similar fees related to the purchase, sale and administration of wealth management products and services and, therefore, the increase in financial services revenue was, in part, driven by the growth in its AUA.  As at December 31, 2007, AUA were $32.3 billion, representing an increase of $1.5 billion or 5% from a year ago.

Our financial advisors operate through an independent, open architecture advice network and may advise their clients to utilize DundeeWealth’s investment products for their clients’ portfolios, thus contributing to AUM.    Transactions by our financial advisors in DundeeWealth’s own investment products strengthen growth in AUM.  At December 31, 2007, DundeeWealth investment products represented 18.4% of aggregate AUA, up from 16.5% at the close of 2006.  Consistent with industry practice, DundeeWealth’s financial division may earn both an up-front commission and ongoing trailer service fees from its investment division.  These intersegment commission and trailer service fee revenues grew by approximately 17% in 2007 to $67.3 million compared with $57.4 million in 2006.  In accordance with accounting requirements, these intersegment commission and trailer service fee revenues are eliminated and excluded from the determination of consolidated financial services revenue, making it sometimes difficult to compare our financial statements to others in our industry.

Retail commission and trailer service fee revenues, before these intersegment eliminations, were $348.8 million in 2007 compared with $303.8 million in 2006.  Commission and trailer service fee revenues on mutual fund AUA were $275.7 million (2006 – $240.2 million) and represented 73% (2006 – 74%) of aggregate commission revenue.  Institutional commissions were $29.2 million in 2007 compared with $20.1 million earned in 2006.

Capital market activities are conducted through DundeeWealth’s IDA registered firm, Dundee Securities Corporation (“Dundee Securities”).  Corporate finance revenue at Dundee Securities was $61.4 million in 2007, an increase of 7% over the $57.6 million earned in the previous year.  The mining and oil and gas sectors continue to be the main contributors to corporate finance activities and represented approximately 54% of aggregate new issue revenue.  In 2007, Dundee Securities participated in 210 (2006 – 239) public and private new issue transactions which, together with other syndicate members, collectively raised approximately $13.2 billion (2006 – $12.4 billion) for corporate finance clients.

In 2007, revenue from principal trading activities, including broker warrants, was $16.3 million (2006 – $26.7 million).  Trading securities owned and securities sold short in DundeeWealth’s brokerage division are stated at market values on the consolidated balance sheet dates, with changes in market values being included in principal trading revenue.  These mark-to-market adjustments are largely dependent on capital market conditions, and may vary significantly from period to period.

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $726.8 million in 2007, compared with $647.9 million in 2006.

(in millions of dollars)
For the years ended December 31,	2007	% Change	2006
OPERATING EXPENSES
Selling, general and administrative	$ 316.3	6%	$ 297.4
Variable compensation	283.1	14%	249.0
Trailer service fees	129.4	25%	103.8
	728.8	12%	650.2
Intersegment distribution fees	(2.0)	(13%)	(2.3)
Total	$ 726.8	12%	$ 647.9

Certain expenses, such as variable compensation costs, trailer service fees and amortization of deferred commissions have increased in direct correlation with the increase in corresponding revenue streams or AUM levels.  These expenses account for $72.9 million of the increase.  Also affecting this increase are higher compensatory costs.

Selling, general and administrative (“SG&A”) costs have increased from $297.4 million in 2006 to $316.3 million in 2007.  During the first three quarters of 2007, DundeeWealth added personnel predominantly in institutional sales and trading and financial advisory management which added approximately $19.5 million to SG&A costs.  During 2007, DundeeWealth also incurred higher stock based compensation costs of $3.4 million and severance costs of $4.0 million.  Staff reductions already implemented by DundeeWealth will result in annualized savings of approximately $10.0 million.

The increase in salary and salary-related expenses were offset by a decrease in professional fees of $4.0 million relating to a class action settlement in 2006.  DundeeWealth is now experiencing cost reductions of $4.6 million annually as a result of the conversion of its back-office systems.

Corporate costs in DundeeWealth have also increased as a result of enhanced annual and quarterly reporting of financial information and filing fees related to the listing of its common shares, including common shares issued to Scotiabank, on the TSX.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in our products.  Trailer service fees are calculated as a percentage of the fair value of associated AUM and we would therefore expect to see increases in trailer service fee expense corresponding to increases in our average AUM during any given period.  As a percentage of average AUM, trailer service fees paid in 2007 increased to approximately 0.58% (2006 – 0.57%) or 33% (2006 – 33%) of total management fee revenue earned from these assets.  This increase is primarily attributed to a higher average proportion of AUM from front-end asset gathering activities which generally pay a higher trailer service fee.

Interest expense increased by $11.5 million from $6.4 million in 2006 to $17.9 million for 2007 and reflects both higher average borrowing levels under DundeeWealth’s bank credit facility and dividends relating to the issuance by DundeeWealth of 4.75% cumulative redeemable first preference shares, series 1 issued during March and April of 2007.  As the preference shares issued by DundeeWealth are classified as debt in our consolidated financial statements, the corresponding dividends are included as interest expense.

➢

CHANGES IN FINANCIAL CONDITION

Exposure to Asset-Backed Commercial Paper

At December 31, 2007, DundeeWealth held ABCP with a par value at maturity of $379.4 million.  In mid-August 2007, certain ABCP trusts failed to rollover their maturing paper in the usual course of business.  DBRS placed certain ABCP
“Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”).  At December 31, 2007, all ABCP held by the Company was included in the Montreal Proposal.

It has been announced that the restructuring plan will extend the maturity of the affected ABCP trusts to provide for a maturity similar to the underlying assets.  The proposal in principle is to create two pools from the synthetic assets of all of the affected ABCP conduits (other than a small portion of conduit assets which contain ineligible assets), called MAV 1 and MAV 2, with the larger investors participating in MAV 1 which is expected to include approximately $15 billion in assets and providing $8 billion in self-funding to finance a margin call facility.  DundeeWealth would be an investor in MAV 2, which is expected to include approximately $11 billion in assets and will have a third party funded margin call facility of approximately $6 billion.  Floating rate notes (”FRNs”) will be issued in exchange for holders’ existing ABCP, with maturities based upon the maturities of the underlying pooled assets which are expected to be an average of seven years.  The suggestion is that MAV 2 will have both Senior and Subordinated Notes issued to ABCP holders, with the intention being that the Senior Notes would be AAA rated and the Subordinated Notes would be unrated.  In order to achieve the AAA rating on the Senior Notes, the triggers on leveraged transactions within each conduit will have to be reset to make them more remote and/or to have them supported by a margin call facility.  Trusts with ABCP supported solely by traditional securitized assets will not be pooled and noteholders will receive FRNs with maturities based upon the maturities of the underlying assets which will amortize and be repaid as assets mature or are sold.  Trusts with ABCP supported by ineligible assets for which the credit quality is uncertain, will also not be pooled and noteholders will receive FRNs with maturities based upon the maturities of the underlying assets which will amortize and be repaid as assets mature or are sold.  The Company estimates that approximately 80% of its ABCP holdings will be converted into Senior and Subordinated Notes in MAV 2, approximately 10% will be in the FRNs with traditional assets and the remaining 10% in the FRNs with ineligible assets.

The ABCP investments held by the Company are considered AFS financial instruments for accounting purposes and must be reported at their fair value.  Fair value is a function of the market’s perception of the risks associated with the asset.  At December 31, 2007, the ABCP is no longer liquid and may be subject to restructuring.  The Montreal Proposal ABCP last traded in active markets on or about August 13, 2007 and there are currently no market quotations available for the Montreal Proposal ABCP.  Further, the timing of completion of the restructuring is unknown and it is also unknown whether the new Senior Notes, Subordinated Notes and FRNs which the Company will receive upon the restructuring being completed will trade in an active liquid market.

Furthermore, notwithstanding DundeeWealth’s involvement as a participant to the standstill provisions of the Montreal Proposal, it has not been privy to any information with respect to the underlying holdings within each ABCP conduit with which to calculate fair value.  Accordingly, DundeeWealth had to rely on information made available by DBRS and the Committee on the composition of asset classes and leverage within each conduit, and had to utilize estimates of comparable market valuations on both an asset class basis and a trust by trust basis to determine fair value for these financial instruments at December 31, 2007.  The only information that is available to calculate this estimate is general information as to the basic structure of the conduits and breakdowns of asset class and ratings from DBRS.  Information, however, as to specific asset classes, actual underlying obligations within a specific asset class, transaction durations and, for collateralized debt obligation (“CDO”) transactions, trigger levels, leverage, attachment points and collateral, is not available.  As of December 18, 2007, DBRS has indicated the rating breakdown of affected conduits to be 95% AAA and therefore, we continue to believe that asset quality is very good based on this pronouncement.  However, while the credit quality of the underlying assets is perceived to generally be good, the credit quality must be distinguished from their market value and there were large negative movements in pricing in the latter part of 2007 which has continued into 2008 which has negatively impacted the market value of the assets at December 31, 2007.  Generally, it is assumed that if credit quality remains good, then the market value will return back to par as the notes get closer to maturity.  This will be true only if the vehicle is structured in a manner where it will not be forced to realize a market value below par prior to the maturity of the transaction.  This could occur if the attachment point on a transaction is breached and losses are suffered or if a leverage trigger is hit and the conduit is forced to provide additional collateral.

Because of this, our approach to estimating fair value consisted of a review of the asset classes, a review of the information concerning the particular conduits that we own and a series of proxies and industry information in determining the values to be used for financial reporting.  DBRS has reported that across all conduits, 78.5% of the assets consist of “structured financial assets” which are cash or synthetic CDOs referencing corporate, asset-backed or commercial mortgage backed securities.  Some observable market indices that were utilized in this approach included: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, obtaining pricing of CDOs for asset-backed securities and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also required making various assumptions that may not be supported by observable market prices or rates.  The valuation approach was performed by asset class, breaking down the assets into leveraged and unleveraged categories.  This process has resulted in a fair value adjustment of $95.2 million in the aggregate of which $57.6 million, before tax, was recorded in the third quarter financial statements as part of discontinued operations, with the balance of $37.6 million, before tax, being recorded in the fourth quarter of 2007 as part of continuing operations, which in aggregate equates to approximately 25% of the par value of ABCP held.  We have determined that this amount reflects an other-than-temporary fair value adjustment against ABCP investments at December 31, 2007 as ABCP conduits have failed to meet their scheduled maturities and pay out interest payments during this standstill period.

The fair value estimates of these financial instruments are dependent upon the likelihood, nature and timing of future restructurings under the terms of the Montreal Proposal.  While our valuation technique as at December 31, 2007, as outlined above, has taken into account the reduced liquidity and pricing information impacting certain asset classes as at that date, there is no assurance that the pricing of these assets will not continue to decline in future periods, nor is there any guarantee that the Montreal Proposal will successfully restructure ABCP conduits with trigger events becoming more remote for leveraged transactions, or that following any potential restructuring, the conduits will trade at a higher market value.  Together with the fact that our valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Exposure to Investments in Collateralized Loan Obligations (“CLOs”)

DundeeWealth invested $116.6 million in CLOs during 2007.  The CLO portfolio consists of 27 separate tranche investments, $18.8 million of which are invested in BBB tranches, $57.8 million in BB tranches and $40.0 million in equity tranches.  CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are for the most part, unlevered.  For the year ended December 31, 2007, we earned $6.8 million in investment income on this portfolio, representing a 7.8% return on an annualized basis.  During 2007, we recorded a fair value adjustment in OCI of $30.0 million relating to the decline in fair value of the CLO portfolio.

Notwithstanding no evidence of sub-prime mortgage holdings, many of the themes prevalent in other credit markets were also seen in the CLO market through the latter part of 2007, including widening spreads, repricing of risk, concerns over credit quality, default rates and decreased recovery rates, all of which had an impact on market prices at year end.  Further, decreasing trading and liquidity for CLO tranches throughout 2007 put additional pressure on market prices.  The Company has both the ability and intent to continue to hold its CLO portfolio until the amortized cost is recovered and therefore, continues to report these adjustments in OCI.  In the event that the Company believes an other-than-temporary impairment has occurred in this portfolio or with a particular CLO investment, the fair value adjustment will be reclassified from AOCI and charged to earnings in the period that such a determination is made.  Based on current market information and notwithstanding any evidence of credit impairment of the underlying loans, management reports that further fair value adjustments may be required in 2008.

Client Accounts and Loans Receivable, and Client Deposits and Related Liabilities

Client account balances represent funds owing from or belonging to clients, and amounts to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any change to our financial position.  As at December 31, 2007, client accounts receivable were $408.8 million (2006 – $320.6 million) and client deposits and related liabilities were $418.3 million (2006 – $264.9 million).

Call Loan

Dundee Securities has established call loan facilities for approximately $304 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at December 31, 2007 totalled $43.1 million (2006 – $49.7 million), are reported as bank indebtedness.

Accounts Receivable and Accounts Payable

DundeeWealth’s accounts receivable balance at the end of 2007 decreased to $216.1 million from $228.4 million at the end of 2006.  Performance fees associated with our investment products are included in the accounts receivable balance at the end of each year as amounts are only paid in the first quarter of the following year.  The decrease in the accounts receivable balance is commensurate with lower performance fees receivable at December 31, 2007 compared with December 31, 2006.  These performance fees have associated direct expenses which are included as amounts payable at each year end.  The decrease in amounts payable for direct expenses relating to performance fees has been offset by higher year end costs such as rent payable.

Deferred Sales Commissions

Deferred sales commissions represent amounts paid to financial advisors for the sale of investment and banking products which are then deferred and generally amortized over a period of five years.  The December 31, 2006 balance of $173.8 million increased by $100.7 million in commissions funded during the year, net of $67.5 million of amortization.

Establishment of a $500 million Credit Facility

On February 15, 2007, DundeeWealth established a revolving term credit facility with a Canadian chartered bank for a maximum of $350 million.  On August 17, 2007, DundeeWealth increased the maximum available in the credit facility to $500 million.  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.80%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at LIBOR plus 0.80% or at the bank’s prevailing U.S. base rate.  Euro borrowings under the credit facility bear interest at EURIBOR plus 0.80%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.  The $22.3 million revolving term credit facility, previously available to DundeeWealth, was terminated as a condition precedent to the establishment of the current credit facility.

The facility is subject to certain covenants, including the maintenance of minimum levels of AUM and earnings, restrictions on the existence of secured indebtedness, and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.

Issuance of 4.75% Cumulative Redeemable First Preference Shares, Series 1 by DundeeWealth

In March and April 2007, DundeeWealth issued 6,225,000 4.75% cumulative redeemable first preference shares, series 1 (“Wealth Series 1 Shares”) at a price of $25 per Wealth Series 1 Share.  The principal value of the preference shares, less issue costs, is classified as a liability on the consolidated balance sheet with related dividends included as interest expense.  Details of the terms and conditions of the Wealth Series 1 Shares are provided in note 14 to the 2007 Audited Consolidated Financial Statements.

Cash Requirements in DundeeWealth

The sale of Dundee Bank of Canada and the associated investment in DundeeWealth equity has reduced the ongoing cash requirements to finance regulatory capital formerly needed by DundeeWealth to cover the growth in bank client deposits.  As at December 31, 2007, following the receipt of over $600 million in proceeds from the sale of Dundee Bank of Canada and the issuance of equity to Scotiabank, DundeeWealth has significantly reduced borrowing levels.  At the end of 2007, DundeeWealth had $372 million in unutilized borrowings under its bank credit facility.

Other business activities in DundeeWealth continue to require capital in order to grow.  Dundee Securities continues to utilize capital as it expands its operations.  A recurring capital requirement is the financing needed for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.

REAL ESTATE SEGMENT

➢

RECENT DEVELOPMENTS

Dundee Real Estate Investment Trust ("Dundee REIT")

Sale of Portfolio Assets of Dundee REIT to GE Real Estate

On August 24, 2007, Dundee REIT completed the sale of certain properties (the “Eastern Portfolio”) to GE for aggregate consideration of $2.3 billion.  Dundee REIT continues to own a portfolio of office and industrial properties, primarily in western Canada (the “Western Portfolio”).  On closing, Dundee REIT received cash of approximately $1.5 billion, which was subsequently utilized to redeem approximately 29.9 million outstanding Dundee REIT units.  In connection with the transaction, GE acquired approximately 3.5 million Dundee REIT units, giving GE an approximate 16% interest in Dundee REIT.

The Company elected to redeem 58% of its interest in Dundee REIT pursuant to the transaction.  In the third quarter of 2007, the Company tendered 3,873,594 Dundee REIT units for redemption and received cash proceeds of $184.0 million.  As the Company tendered less than its proportionate share of Dundee REIT units relative to other unitholders, the Company’s interest in Dundee REIT increased from approximately 15% immediately prior to the transaction to approximately 18% immediately thereafter.  As our interest increased as a result of this transaction, we did not recognize a gain on the redemption of units.  Rather, the aggregate redemption proceeds have been applied as a reduction to the carrying value of the Company’s investment in Dundee REIT.

Dundee REIT reported a gain from discontinued operations in respect of the sale of the Eastern Portfolio.  Our share of the gain, net of expected taxes, has been presented separately as share of earnings of discontinued operations of Dundee REIT.

At December 31, 2007, we held 3.6 million units of DPLP and Dundee REIT (December 31, 2006 - 8.6 million).  This represents an interest of approximately 17%.  As at December 31, 2007, the market value of our investment in Dundee REIT was approximately $111.7 million.

Dundee Real Estate Asset Management

Immediately following the transaction with GE, Dundee Realty established an asset management and advisory services business through which it will provide third party asset management and advisory services in the real estate sector including sourcing, acquiring and management of commercial and residential real estate.  Dundee Realty presently has approximately $5 billion of fee generating real estate assets under management on behalf of all of its clients which include both GE and Dundee REIT.

➢

RESULTS OF OPERATIONS

Our real estate segment reported earnings before taxes of $219.8 million in 2007 compared with $74.2 million in 2006.  Earnings in 2007 include $95.9 million, net of taxes, of earnings from discontinued operations, primarily representing our share of the gain on sale of the Eastern Portfolio.  Earnings from discontinued operations in 2006 were $6.7 million, net of taxes.

Margins from Land and Housing Operations

Land and housing operations generated contribution margins of $126.0 million or 35.4% on revenues of $355.9 million in 2007.  This compares with contribution margins of $51.8 million or 27% on revenues of $191.8 million in the same period of 2006.

(In thousands of dollars)
	Year ended December 31, 2007				Year ended December 31, 2006
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$ 39,980	$ 27,556	$ 12,424	31.1%	$ 43,323	$ 31,202	$ 12,121	28.0%
Land	203,497	111,347	92,150	45.3%	92,571	59,912	32,659	35.3%
Housing and condominiums	98,432	89,445	8,987	9.1%	51,422	47,587	3,835	7.5%
Management fees	6,008	1,561	4,447	74.0%	2,055	1,279	776	37.8%
Other	7,945	-	7,945	N/A	2,411	-	2,411	N/A

	$ 355,862	$ 229,909	$ 125,953	35.4%	$ 191,782	$ 139,980	$ 51,802	27.0%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties

Margins earned from revenue properties were $12.4 million in 2007 compared with $12.1 million in 2006.   The Distillery Historic District in Toronto contributed $3.9 million to contribution margins as a result of an expansion of leaseable area, higher base rents and improved occupancy.  However, this represents a $0.7 million decrease compared to 2006, mainly as a result of providing for a tenant loan relating to a terminated lease.  Ski area operations in Colorado completed their fiscal year with record breaking results in terms of revenue and the number of skier days.  Higher operating costs during 2007 as well as the impact of the appreciation of the Canadian dollar decreased contribution margins by $0.8 million compared to 2006.  The contribution margin from the Bear Valley ski area decreased by $0.3 million compared to 2006 due to the lack of snowfall in the California Sierras, which negatively impacted results.  The outlook for 2008 is positive for ski operations with the increased capacity at Arapahoe and abundant snowfall at Bear Valley in 2008 to date.

Land

Revenue from land sales was $203.5 million, generating an operating profit of $92.2 million or 45.3% in 2007.  This compares with revenue of $92.6 million, generating an operating profit of $32.7 million or 35.3% in 2006.  Dundee Realty continues to have a positive outlook for land sales, especially in western Canada.  Due to strong demand, Dundee Realty has been successful in increasing selling prices on premium products to achieve higher than anticipated margins.

Our Alberta markets provided strong results generating margin growth of $25.2 million compared to 2006.  Calgary’s contribution was mainly related to the sale of 160 acres of undeveloped land, generating a contribution margin of $14.1 million this year.  Single-family lot sales were minimal in Calgary due to delays in municipal approvals for the Old Banff Coach Road project, for which sales are anticipated in the second quarter of 2008.  In Edmonton, strong market demand resulted in over 500 lot sales this year and, combined with higher average selling prices, led to margin growth of $13.4 million in 2007.

In Saskatchewan, there was a significant increase in the number of lots sold this year compared to 2006.  Increased volume and higher selling prices in Saskatoon generated $9.1 million of margin growth compared to last year.  The strong market in Regina also translated into increases in sales volume, higher average selling prices and margin growth of $4.4 million in 2007.

Additionally, a land parcel sale in Mississauga in April 2007 resulted in a $4.5 million contribution margin.

Housing and Condominiums

Revenue from sales of housing and condominium units increased in 2007 to $98.4 million from $51.4 million in 2006.  Housing operations in western Canada achieved strong growth compared to 2006 as both Saskatoon and Regina experienced strong demand and consistent lot supply.  In 2007, Dundee Realty realized $30.3 million of revenues and earnings of $2.6 million on the closing of 56 condominium units at the Princeton project in Calgary.  Dundee Realty’s 37.5% interest in the Thornhill Woods housing project in Toronto contributed revenues of $19.6 million and a contribution margin of $3.3 million.

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets increased by approximately 9% from December 31, 2006 to $406.7 million at December 31, 2007.

As at December 31,	2007	% Change	2006

Land	$ 235,123	29%	$ 181,606
Housing and condominiums	125,824	40%	90,025
Revenue properties	45,738	(55%)	102,329
	$ 406,685	9%	$ 373,960

Land under Development and Land Held for Development

(In thousands of dollars)

Balance of land inventory, December 31, 2006	$ 181,606
New acquisitions completed during the year	38,024
Costs of development	136,299
Transfer to cost of goods sold	(120,806)
$ 235,123

Dundee Realty’s portfolio of land under development and held for development expands across the country and into the United States. Dundee Realty incurred aggregate development costs on land of approximately $136.3 million, mainly in Saskatoon, Edmonton and Toronto.  During 2007, we acquired a 36-acre land parcel at Old Banff Coach Road in West Calgary for $15.0 million, a 160-acre land parcel at Panorama Road in Calgary for $12.7 million, as well as 783 acres of land that was purchased in East Saskatoon for $8.9 million.

(Cost in thousands of dollars)
As at December 31, 2007	Land Held for Development		Land under Development		Total
				Number of
	Cost	Acres	Cost	Lots	Cost
Saskatoon	$ 26,347	1,453	$ 16,258	398	$ 42,605
Regina	16,920	1,025	3,211	159	20,131
Calgary	69,673	1,098	22,509	210	92,182
Edmonton	37,921	639	29,408	422	67,329
Toronto	-	-	9,891	60	9,891
USA	2,985	5	-	-	2,985

	$ 153,846	4,220	$ 81,277	1,249	$ 235,123

Inventory of Housing and Condominiums

Overall, we continue to see a strong housing market, especially in western Canada and accordingly, Dundee Realty continues to develop its inventory of housing and condominiums.  Housing and condominiums inventory increased 40% to $125.8 million as at December 31, 2007 compared with $90.0 million at December 31, 2006.  Dundee Realty has incurred development costs of $124.8 million during the year.  As the Princeton development is nearing completion, 56 of the units have been sold, including 12 in the fourth quarter of 2007.  The 21 remaining units are expected to close in the first quarter of 2008.

(In thousands of dollars)
As at December 31, 2007
	Location	Cost
Single family homes	Saskatoon	$ 12,126
	Regina	8,710
	Toronto	2,528
		23,364
Condominiums
Pure Spirit	Toronto	60,792
Clear Spirit	Toronto	12,166
Corktown	Toronto	8,488
Princeton	Calgary	9,480
Base Camp One	Colorado	8,934
Other		2,600
		102,460

		$ 125,824

Construction is approximately 72% complete for the 378-unit Pure Spirit condominium at The Distillery Historic District in Toronto with closings expected in the fourth quarter of 2008.  In 2007, $32.2 million in development costs have been incurred.  Approval has been obtained to sever the southeast corner land where Clear Spirit, a 668-unit two-tower condominium development project, is planned.  Construction is expected to commence in 2008 with closings scheduled for 2011.  Marketing for this project has commenced and 233 units of the 346 units available have been pre-sold, conditional upon the project proceeding to the development stage.

Construction has begun on the Base Camp One project in Granby, Colorado.  Dundee Realty has chosen to become a ground floor developer in the new Granby Ranch master planned community.  In a prime ski in/ski out location at the Sol Vista ski area, Base Camp One is a 64-unit flagship residential lodge of which 36 units have been pre-sold to date.

Revenue Properties

(In thousands of dollars)

Balance of revenue properties, December 31, 2006	$ 102,329
New additions during the year	7,906
Disposals during the year	(57,020)
Depreciation and amortization	(5,586)
Other	(1,891)
$ 45,738

In Colorado, the Montezuma Bowl expansion was completed with the installation of the fixed grip quad chairlift.  The lift will be used to service the expanded area in Montezuma Bowl, which officially opened in January 2008.  Other additions consist of the completion of the Black Mountain Lodge which opened in October 2007 for full operations.

The sale of residential apartment buildings in Toronto for $56.3 million in February 2007 reduced Dundee Realty’s portfolio of revenue properties by approximately $48.7 million.  The sale resulted in a gain of $6.3 million.

Dundee Realty’s portfolio of revenue properties as at December 31, 2007 included The Distillery Historic District projects in Toronto as well as the Arapahoe Basin ski property in Colorado and the Bear Valley ski resort in California.

(in thousands of dollars)
As at December 31, 2007
Project	Location	Cost
Distillery District	Toronto	$ 30,470
Arapahoe Basin	Colorado	9,472
Bear Valley	California	3,744
Other		2,052

		$ 45,738

Real Estate Debt

Real estate debt as at December 31, 2007 was $211.5 million (2006 – $224.8 million), including $59.0 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take-back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  Approximately $38.9 million (2006 – $60.9 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 8.04% as at December 31, 2007 (2006 – 5.24%) and matures between 2008 and 2017.  Another $172.7 million (2006 – $163.9 million) of real estate debt is subject to a weighted average variable interest rate of 6.30% (2006 – 6.07%).

In the first quarter of 2006, Dundee Realty arranged for a revolving term credit facility that is available up to a formula-based maximum of $100.0 million.  The facility bears interest at prime plus 0.5% or at corporate bankers’ acceptance rates.  The facility is secured by a general security agreement and first charges against lots, parcels, as well as certain raw lands held for development in Saskatoon, Regina, Calgary and Edmonton.  At December 31, 2007, Dundee Realty had borrowed $59.0 million pursuant to this facility and had letters of credit totalling $17.3 million drawn against the facility.

Dundee REIT

Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At December 31, 2007, Dundee REIT’s portfolio consisted of approximately 6.3 million square feet of gross leaseable area, located primarily in western Canada.

During 2007, Dundee REIT sold its Eastern Portfolio to GE for proceeds of $2.3 billion, including cash proceeds of $1.5 billion, resulting in the reporting of our share of the gain on disposition in the third quarter of approximately $97 million which is included, along with our share of the discontinued operations recorded in our equity accounted investee, in share of earnings of discontinued operations of Dundee REIT.  The proceeds of sale were used by Dundee REIT to redeem 29.9 million of its outstanding units.  We received approximately $184 million on the redemption of 3,873,594 of our units.  The Company’s investment in Dundee REIT is partially held through limited partnership units of DPLP.  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.

Our equity earnings from continuing operations for the year ended December 31, 2007 include $15.9 million from our investment in Dundee REIT.  This includes a dilution gain of $14.3 million, primarily from the issuance of equity in Dundee REIT and from the exercise of exchange rights associated with its convertible debt.  Our share of earnings from continuing operations in 2006 was $34.4 million.

We received distributions from Dundee REIT of $14.7 million in 2007 compared with $20.7 million in 2006, including cash of $5.6 million and 223,817 units of Dundee REIT.  At December 31, 2007, we held 3.3 million units of DPLP and 0.3 million units of Dundee REIT.  Collectively, this represents an interest of approximately 17%.

In 2007, we disposed of 1,863,594 Dundee REIT units to settle the exchange feature on $55.4 million of our Exchangeable Debentures and realized a gain of $21.1 million (2006 – 1,164,189 units; $34.6 million and $4.6 million, respectively).  As at December 31, 2007, the market value of our aggregate investment in Dundee REIT, net of our obligation pursuant to the Exchangeable Debentures was $111.7 million.  We have a potential obligation to deliver up to a maximum of 0.3 million additional units of Dundee REIT with a value at December 31, 2007 of $11.2 million pursuant to the exchange feature of our debentures.  We have pledged sufficient Dundee REIT units against this liability to fully satisfy any potential obligation.  Our market value in Dundee REIT, net of our obligation to deliver on the exchange feature was $111.7 million.

RESOURCES

Earnings before taxes in the resources segment decreased to $7.8 million in 2007 compared with $31.8 million in 2006.  This decrease is accounted for by a combination of higher operating expenses, significantly lower earnings in our larger equity accounted investments, partially offset by elimination of the need for fair value adjustments.  Operating results in our resources segment continue to be derived primarily from equity earnings and fluctuate in concert with the economic and operating conditions affecting those equity accounted investees.  Our subsidiary, Eurogas, continues to focus on the international development of energy projects that are not yet operational and has not had any production revenue since its exit from Canadian oil and gas activity in 2005.

In the fourth quarter of 2006, we provided $12.0 million against the carrying value of certain of our resources based investments, including $7.2 million against the carrying value of our Bolivian project.  No such fair value adjustments were required during 2007.

Eurogas Corporation

Eurogas’ efforts in 2007 continued to focus on designing a plan for the development of the Castor Underground Natural Gas Storage facility (“Castor Project”) in Spain through its interest in Escal UGS S.L. (“Escal”) and, to a lesser degree, on the Sfax permit located offshore Tunisia.  On December 20, 2007, Eurogas entered into various agreements with respect to the Castor Project (the “ACS Transaction”) described in more detail below.

In 2007, Eurogas capitalized expenditures of $22.8 million (2006 – $8.3 million) in respect of these two projects and incurred a loss of $1.9 million (2006 – $2.7 million).  At December 31, 2007, Eurogas had approximately $2.9 million in working capital (2006 - $17.0 million).

Castor Project (Spain)

Eurogas’ Castor Project entails the conversion of the abandoned Amposta oil field, located 21 kilometres off the eastern Mediterranean coast of Spain, to natural gas storage operations.  At December 31, 2007, Eurogas reported a controlling interest in the Castor Project through its 73.7% interest in Castor Limited Partnership (“CLP”) which owns an interest in Escal.  Pursuant to the ACS Transaction, Escal issued shares such that ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) increased its ownership in Escal from 5% acquired in August 2007 to 66.67%, and thereby reduced the interest of CLP to 33.33% from 95%.  ACS Group is the largest construction group in Spain and the eighth largest in the world and it is a global leader in the creation, construction and operation of infrastructure in a variety of industrial sectors, including the oil and gas sector.

The ACS Transaction is conditional upon the grant of a development concession (the “Concession”), a key project milestone.  In the event that the Concession is not granted within 180 days of the execution of the ACS Transaction, being June 20, 2008 , CLP will be caused to return to a 95% interest and the agreements in respect of the ACS Transaction will terminate.  There is no assurance that the Concession will be granted within such a timeframe, or at all.  In accordance with GAAP for such a transaction, Eurogas is deemed to have retained control of Escal, even though the issuance of the new treasury shares of Escal has been legally registered in Spain, until the Spanish authorities approve the Concession.  Accordingly, the Company and Eurogas have continued to consolidate the results and balances of Escal in their consolidated financial statements.

Upon the grant of the Concession within the timeframe, Eurogas and the Company will change the accounting for its interest in Escal to the equity method and will record an equity investment in Escal, whereby the investment will initially be recorded at the carrying value of CLP’s proportionate interest in Escal at that date.  This will be adjusted by CLP’s proportionate share of earnings, losses and other comprehensive income or loss of Escal thereafter.

In the event the Concession is granted within the timeframe, ACS has agreed that, within 25 days of the grant of the Concession, it will repay most of the amount of CLP’s investment in the Castor Project.  The amount is subject to due diligence which is presently underway and is expected to be approximately €30 million ($43.7 million).  A portion of the aggregate funds may have to later be repaid to ACS if the regulatory authorities do not include certain costs in the remuneration base.

ACS shall be responsible for the funding of the Castor Project, including providing all guarantees required, from the day it increased its shareholding in Escal through to the inclusion of the facility into the Spanish gas system.  Eurogas will not be required to put any equity or debt funds or provide any warranties required by project finance lenders or to provide any bridge financing.  Notwithstanding this, CLP’s interest in the project will at all times remain at 33.33%.  In the event that regulatory approval is not obtained within the timeframe and CLP’s interest in Escal reverts to 95%, ACS will no longer be responsible for the funding and Eurogas will need to assess whether it has experienced an impairment in its property, plant and equipment.  In September 2007, the Company provided a commitment letter to Escal and Eurogas, committing to either arranging for or providing financing for the project of €45 million ($65 million) until the projected completion of project financing and for an additional estimated equity requirement of €25 million ($36 million), if then required, subject to various conditions, including the grant of the Concession.  In the event that the Concession is granted within the timeframe, the ACS Transaction will come into effect and the commitment letter will no longer be in effect.

During 2007, Eurogas continued activities associated with required regulatory approvals, including the Concession.  Eurogas had entered into an Assistance Contract with ACS in late 2006 to assist with the approval process and provide technical services.  Under the terms of this contract, ACS began the Front End Engineering and Design Study (“FEED Study”) and initiated permitting and licensing services associated with the Castor Project.  In October 2007, work was completed on the FEED Study which produced detailed design specifications for the facility and was used to estimate the cost of the project of approximately $2 billion.

Eurogas invested $17.8 million during 2007 (2006 - $6.5 million) on this development project, including $8.3 million on the FEED Study and associated activities (2006 – $1.4 million).  Detailed engineering studies in 2007 cost $2.6 million (2006 - $nil).  Spending on geotechnical and other technical studies aggregated $2.4 million (2006 - $1.8 million which included reservoir analysis and other technical studies at a cost of $1.1 million).  In addition to these development costs, Eurogas capitalized aggregate operating costs, including stock based compensation, of $3.6 million (2006 - $2.8 million) in respect of this project.

Sfax Permit (Tunisia)

Eurogas is conducting exploration programs for oil and natural gas in Tunisia.  Eurogas holds a 45% working interest in the 1.0 million acre Sfax Permit which is located in shallow Mediterranean waters off Tunisia’s east coast in the Gulf of Gabes.  Eurogas is a non-operating partner in the permit; the operating partner is Atlas Petroleum Exploration Worldwide Ltd. (“APEX”).

During 2005, Eurogas and its 55% partner, APEX, successfully converted the Sfax Permit to an Exploration Permit.  The four year permit commenced December 9, 2005, and includes a commitment to drill one exploration well at a budgeted cost of US$9.8 million net to Eurogas, prior to December 9, 2009.  Failure to fulfill the technical and financial commitments on the permit within the duration of the initial period of the concession will result in cancellation of the permit by Tunisian authorities.  The contracts for the remainder of the equipment and services to drill the well will be finalized prior to the commencement of the drilling of the REB-3 well which, depending on the operator, is expected to occur in 2008.

In May 2006, Eurogas and APEX entered into a farmout option agreement with Anadarko Petroleum Corporation (“Anadarko”) which expires on March 31, 2008 pursuant to which Anadarko was permitted to earn up to a 75% interest in the farmout lands by completing certain requirements.  On expiry of the options, all rights will revert to Eurogas and APEX and exploration costs incurred by Anadarko will become part of the cost recovery pool for Eurogas and the permit operator.

In 2007, Eurogas invested $5.0 million on its Tunisian asset pools (2006 - $1.8 million) on activities related primarily to the assessment of, and equipment for, the Ras el Besh prospect as well as processing seismic data to evaluate the Salloum prospect.

Resource Based Equity Accounted Investees

In 2007, equity earnings from resource investments were $13.9 million compared with $44.0 million earned in 2006.

Dundee Precious Metals Inc.

Dundee Precious is a mining, exploration and development company which produces gold, copper and gold concentrates with operations in Bulgaria and Armenia and maintains substantial exploration programs in Bulgaria, Serbia, Armenia and Canada.  During the year ended December 31, 2007, Dundee Precious reported net earnings of $15.4 million compared with $69.7 million in 2006.  In 2007, gross profits from mining operations were $40.9 million on mining revenues of $122.4 million, representing a margin of approximately 33%.  This compares with gross profits of $59.5 million on mining revenues of $110.9 million in 2006, representing a margin of approximately 54%.  This decline in gross profits from mining operations was primarily as a result of higher cost of sales due to higher processing costs at Chelopech and Deno Gold.  In addition, Dundee Precious reported investment income of $39.7 million in 2007 compared with $64.9 million in 2006.  The reduction was primarily due to a write-down of its investment in Tahera Diamond Corporation of $12.9 million in the fourth quarter, combined with lower realized gains on the sales of investments.  At December 31, 2007, Dundee Precious had working capital of $93.1 million (2006 – $36.6 million) and an investment portfolio with a market value of $66.0 million (2006 - $189.5 million).  During 2007, Dundee Precious generated approximately $125 million in pre and after tax proceeds from the disposition of certain of its shareholdings, including $46.7 million through the tender of its Goldbelt Resources Ltd. shares to Wega Mining ASA.

We recorded equity earnings of $3.5 million in 2007 in respect of our investment in Dundee Precious (2006 - $14.9 million).  At December 31, 2007, we held approximately 12.6 million shares and 525,500 warrants of Dundee Precious with an aggregate market value of $91.3 million, representing a 20% interest (2006 – 11.4 million shares, market value of $131.7 million, 21% interest).  Dundee participated fully in the “bought deal” financing of Dundee Precious in the second quarter of 2007 purchasing 225,000 flow through shares and 1,051,000 special units (consisting of one common share and one half of a common share purchase warrant; each whole warrant entitles the holder to purchase one common share at a price of $15 until June 29, 2012).  However, we did not participate in the financing in the fourth quarter and thereby reduced our ownership interest to approximately 20% as at December 31, 2007.

Dundee Precious is presently awaiting final Bulgarian governmental approvals for the planned mine expansion and conversion of the Chelopech operation from copper/gold concentrate to onsite finished copper metal and gold doré bullion production based on a definitive feasibility study completed in December 2005.  As at December 31, 2007, Dundee Precious had invested US$80.7 million for engineering, procurement and construction management associated with the pressure oxidation plant, mine upgrades, the construction of the Nadedja decline, acquisition and refurbishment of an oxygen plant and the first phase of the mine backfill plant.  On March 3, 2008, Dundee Precious announced that it was presently in discussions with the Bulgarian government in respect of the planned expansion of Chelopech.  For 2008, Dundee Precious plans to invest approximately US$38 million in Chelopech on further upgrades to the existing facilities related to the expansion project.

The Krumovgrad project is presently awaiting regulatory approvals from the Bulgarian government for the construction and operation of what is expected to be an 850,000 tonne per year open pit to produce approximately 150,000 ounces of gold/silver doré bullion per year over the first four years.  The current exploration license on this property expires in June 2008.  Dundee Precious has applied for a mining license and is waiting for government approvals.

Dundee Precious’ other operating mine, Kapan in Armenia, has been focused on environment, health, safety and operational sustainability and a resource definition drilling program.  On March 4, 2008, Dundee Precious announced that initial diamond drilling results from the first two holes have returned wide polymetallic intercepts, providing initial support of the concept of bulk mineable polymetallic open pit mineralization.

In Serbia, the 2007 exploration program confirmed a major zone of molybdenum-rhenium mineralization at Dundee Precious’ Surdulica exploration license area in southeast Serbia.  An additional major zone of limestone hosted gold mineralization in northeastern Serbia has been identified.  Exploration efforts in the region will continue throughout 2008.

In 2006, Dundee Precious increased its interest in the Back River Project to 100%, which comprises certain exploration properties located in Nunavut in the Canadian Arctic.  In 2008, Dundee Precious plans to spend approximately $13 million on infill drilling (to reclassify Inferred Resources to Indicated) and related exploration activity on its program in Nunavut.

Breakwater Resources

Breakwater is a mining, exploration and development company which produces zinc, copper, lead and gold concentrates with operations in Canada, Chile and Honduras.  Breakwater reported net earnings of $23.4 million in 2007, significantly lower than the $156.5 million earned in 2006.  The decrease is primarily due to a write-down of the Myra Falls property and associated future income tax assets combined with the effects of a gain on the sale of Breakwater’s Caribou property in 2006 and lower gross sales revenue with increases in direct operating costs.  We recorded equity earnings of $6.2 million (2006 - $29.1 million) in respect of this investment.

In 2007, Breakwater realized contribution margins from mining activities of $112.7 million on net revenues of $304.0 million or 37% compared with contribution margins of 52% or $168.5 million on net revenues of $324.4 million in the prior year.  Gross revenues in the current year were below gross revenues earned in 2006 by $47.9 million, from a combination of a 7% decrease in concentrate sold, a 7% appreciation of the Canadian dollar and a 4% decrease in the realized prices of both zinc and copper sold.  Direct operating costs increased by $27.0 million despite fewer tonnes of concentrate sold at Myra Falls and Mochito.

Breakwater also entered into a $20 million qualifying environmental trust to fully fund estimated reclamation and closure obligations at Myra Falls and issued $12 million of flow through shares to fund a portion of their 2008 exploration program.  The flow through shares were issued by way of private placement to the Company.

In the first quarter of 2007, we exercised our warrants to acquire an additional 30.8 million shares at $0.20 for an aggregate cost of $6.2 million, increasing our ownership from 18% to approximately 24%.  In the fourth quarter, we acquired a further 6,122,449 common shares to bring our ownership position to approximately 25%.  At December 31, 2007, we held approximately 108.0 million shares of Breakwater with a market value of $184.7 million (2006 – 71.1 million shares; $130.8 million market value).

Valdez Gold Corporation

Valdez’ business is the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.

At December 31, 2007, we held 26.5 million shares of Valdez with a market value of $7.5 million representing a 34% interest (2006 – 26.5 million shares; $12.0 million market value; 34% interest).

Corona Gold Corporation

Corona is a resource focused exploration, development and investment company.  At December 31, 2007, we held approximately 5.0 million shares of Corona with a market value of $3.2 million representing a 27% interest (2006 – 5.0 million shares; $2.4 million market value; 27% interest).  We recorded equity earnings in 2007 of $4.3 million (2006 – loss of $0.1 million) as a result of the transaction below.

In the fourth quarter of 2007, Corona divested of its 84.5% interest in the Thunder Lake West property and its 58.0% interest in the Thunder Lake East property (the “Laramide Transaction”) both near Thunder Bay, Ontario for consideration of approximately $20 million comprising cash of $15 million ($10 million of which was received in 2007) and $5 million in shares of a new company, or common shares of Laramide Resources Ltd. with a market value of $5 million should the new company not be formed by April 2008.

Other Activities in Dundee Resources

Investment in AITCO Barbados

Dundee Resources acquired a 50% equity interest in AITCO Barbados for US$5 million and provided AITCO Barbados with a US$6 million line of credit.  The proceeds of this financing were used by AITCO Barbados to evaluate and develop certain prospective tin mining projects in Bolivia (“Bolivian properties”) and to pursue other exploration and development opportunities in the tin mining industry.  During 2006, Dundee Resources opted to delay further investment in Bolivia and put existing projects on a care and maintenance program until there is more clarity about the investment climate in Bolivia.

Iberian Minerals Corp. (“Iberian”)

Iberian is a Canadian domiciled exploration and mining company that is developing the Aguas Teñidas zinc-copper polymetallic mining project (the “Mine “) in southeastern Spain.  The Mine is expected to achieve commercial production in early 2009. Dundee Resources holds a $25 million, 5-year convertible subordinated secured debenture (the “Debenture”) in Iberian, the outstanding principal amount of which is convertible into units of Iberian at a conversion price that increases from $1.25 per unit to $1.52 per unit at maturity of the Debenture.  Each unit of Iberian consists of one common share in Iberian and one-half of a warrant, each warrant being exercisable for one common share of Iberian at an exercise price of $2.00 for a period of two years.  At any time after three years, Iberian may accelerate the conversion feature if the closing price of Iberian exceeds $2.00 per share for a specified period.  The Debenture bears interest at 6% per annum, which is expected to be paid in common shares of Iberian at its prevailing market price.

In 2006, Dundee Resources also acquired an additional 2.8 million special warrants for aggregate consideration of $3.7 million.  Each special warrant consisted of one common share and one quarter of each of: common share purchase warrants, Series 1 and common share purchase warrants, Series 2.  Each whole common share purchase warrant, Series 1 entitles the holder at any time for a period of two years from the date of issuance to acquire one common share of Iberian for $2.20 per share.  Each whole common share warrant, Series 2 is exercisable at any time for a period of two years from the date of issuance to acquire one common share of Iberian for $2.60 per share.  The exercise period of the common share purchase warrant, Series 2 may be extended for an additional two years if certain conditions are met.  Dundee Resources converted all of its special warrants during the third quarter into 2,846,154 shares and 711,538 of each of the Series 1 and 2 warrants.

An aggregate of 937,684 shares were received during 2007 on account of interest.  As at December 31, 2007, the aggregate market value of the Iberian holdings is approximately $29.0 million.

Subsequent to year end, Iberian acquired 92% of Compania Minera Condestable (CMC) from Trafigura Beheer B.V. which owns and operates the Condestable mine and leases the Raul mine, located 90 kilometres south of Lima in Peru. The Condestable mine has been in continuous production since 1998.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investments.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of these investments are accounted for using the equity method, which will result in the recognition of our proportionate interest in the operating results of the underlying investee. Investment income includes foreign exchange gains of $5.4 million (2006 - $0.4 million).

(in thousands of dollars)

For the years ended December 31,	2007	2006
Investment income	$ 18,558	$ 16,125
Equity earnings	97	722
	$ 18,655	$ 16,847

Unrealized gains and losses on investments classified as AFS are recognized through OCI until realized at which time realized gains and losses are recognized in earnings, although provisions for other-than-temporary impairments in value are made when deemed appropriate.

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $12.2 million in 2007 compared with $13.9 million in 2006.

Corporate Interest Expense

Corporate interest expense was $13.6 million in 2007 compared with $20.4 million in 2006.  The decrease in interest is primarily attributable to a lower average balance of Exchangeable Debentures, the redemption of subordinated debt in 2006 and the lower average draws against our revolving term credit facility.

SEGMENTED RESULTS OF OPERATIONS

Three months ended December 31, 2007 and 2006

(in thousands of dollars)						2007
	Wealth			Other Investments
For the three months ended December 31, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 217,553	$ -	$ -	$ -	$ -	$ 217,553
Redemption fees	3,465	-	-	-	-	3,465
Financial services	95,537	-	350	987	(487)	96,387
Real estate revenue	-	122,660	-	-	-	122,660
Investment income (loss)	9,930	4,873	921	4,625	(2,568)	17,781
	326,485	127,533	1,271	5,612	(3,055)	457,846
EXPENSES
Selling, general and administrative	97,421	1,727	1,867	3,104	(487)	103,632
Variable compensation	65,436	-	-	-	-	65,436
Trailer service fees	34,166	-	-	-	-	34,166
Operating costs, real estate	-	80,548	-	-	-	80,548
	197,023	82,275	1,867	3,104	(487)	283,782
OPERATING EBITDA	129,462	45,258	(596)	2,508	(2,568)	174,064
Amortization of deferred sales commissions	18,065	-	-	-	-	18,065
Depreciation, depletion and amortization	3,812	1,795	1	690	-	6,298
Interest expense	5,862	2,887	992	2,647	(3,386)	9,002
Fair value adjustment on available-for-sale securities	37,607	-	-	-	-	37,607
Gain on exchangeable debentures	-	-	-	(1,944)	-	(1,944)
OPERATING EARNINGS (LOSS)	64,116	40,576	(1,589)	1,115	818	105,036
Equity earnings (loss)	5,290	(2,548)	(6,632)	-	-	(3,890)
Non-controlling interest	(26,272)	(4,262)	(4)	-	-	(30,538)
	43,134	33,766	(8,225)	1,115	818	70,608
NON-SEGMENTED ITEMS
Dilution gains						2,125
Income taxes						(21,559)
Net earnings (loss) from continuing operations	43,134	33,766	(8,225)	1,115	818	51,174
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(4,052)	-	-	-	-	(4,052)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	689	-	-	-	689

NET EARNINGS (LOSS) FOR THE PERIOD	$ 39,082	$ 34,455	$ (8,225)	$ 1,115	$ 818	$ 47,811

(in thousands of dollars)						2006
	Wealth			Other Investments
For the three months ended December 31, 2006 (Restated)	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 224,549	$ -	$ -	$ -	$ -	$ 224,549
Redemption fees	3,546	-	-	-	-	3,546
Financial services	93,605	-	11	598	(558)	93,656
Real estate revenue	-	69,476	-	-	-	69,476
Investment income (loss)	1,242	1,639	1,048	2,675	(2,299)	4,305
	322,942	71,115	1,059	3,273	(2,857)	395,532
EXPENSES
Selling, general and administrative	103,998	2,997	1,760	3,903	(558)	112,100
Variable compensation	65,482	-	-	-	-	65,482
Trailer service fees	27,928	-	-	-	-	27,928
Operating costs, real estate	-	51,661	-	-	-	51,661
	197,408	54,658	1,760	3,903	(558)	257,171
OPERATING EBITDA	125,534	16,457	(701)	(630)	(2,299)	138,361
Amortization of deferred sales commissions	14,725	-	-	-	-	14,725
Depreciation, depletion and amortization	5,674	5,756	18	2,205	-	13,653
Interest expense	2,125	2,787	741	3,629	(3,117)	6,165
Fair value adjustment of corporate investments	-	-	12,041	-	-	12,041
Loss on exchangeable debentures	-	-	-	4,492	-	4,492
OPERATING EARNINGS (LOSS)	103,010	7,914	(13,501)	(10,956)	818	87,285
Equity earnings	-	16,137	13,190	164	-	29,491
Non-controlling interest	(29,069)	(1,208)	494	-	-	(29,783)
	73,941	22,843	183	(10,792)	818	86,993

NON-SEGMENTED ITEMS
Dilution gains						550
Income taxes						(46,770)
Net earnings (loss) from continuing operations	73,941	22,843	183	(10,792)	818	40,773
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(6,167)	-	-	-	-	(6,167)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	1,230	-	-	-	1,230

NET EARNINGS (LOSS) FOR THE PERIOD	$ 67,774	$ 24,073	$ 183	$ (10,792)	$ 818	$ 35,836

REVIEW OF THE FOURTH QUARTER OF 2007

COMPARED WITH THE FOURTH QUARTER OF 2006

Net earnings for the fourth quarter of 2007 were $47.8 million or $0.63 per share attributable to common and special shares outstanding compared with $35.8 million or $0.48 per share in the same quarter of 2006.

Net earnings before taxes from our wealth management segment were $39.1 million in the fourth quarter of 2007 compared with $78.8 million in the same period of the prior year.  Fourth quarter 2007 results were negatively impacted by a $37.6 million pre-tax fair value adjustment relating to DundeeWealth’s investments in ABCP as well as a decrease in performance fee revenue net of an associated expense of $18.5 million.  When these specific items are excluded from net earnings from continuing operations, DundeeWealth reported an increase in net earnings of 55% over earnings in the previous year.  This increase was consistent with growth in AUM, which was driven by continued strong asset gathering activities and superior portfolio management performance.  Average AUM grew from $21.7 billion in the fourth quarter of 2006 to $26.4 billion in the fourth quarter of 2007.

In the fourth quarter of 2007, we recorded performance fees of $96.5 million compared with $125.0 million in the fourth quarter of the prior year.  Performance fee revenue is only recognized upon attainment of AUM performance benchmarks, most of which are annual tests as at December 31 of each year.   Performance in our AUM may be significantly impacted by capital market forces, including market impact in specific industry sectors or product structure.  Therefore, performance fee revenue earned in any particular period may vary and such variances may be significant.

In our real estate segment, pre-tax earnings were $34.5 million in the fourth quarter of 2007 compared with $24.1 million in the same period of 2006.  Dundee Realty closed land and housing sales with aggregate revenues of approximately $127.5 million in the fourth quarter of 2007 compared with approximately $71.1 million in the fourth quarter of the previous year.  Higher earnings from land and housing operations were offset by an equity loss of $2.6 million from our investment in Dundee REIT in the fourth quarter of 2007 compared with equity earnings of $16.1 million in the fourth quarter of 2006.

Equity earnings from resource investments in the fourth quarter of 2007 decreased from earnings of $13.2 million in 2006 to a loss of $6.6 million in the same period of 2007.  The decrease is primarily due to a write-down of assets, including future income tax assets in the fourth quarter of 2007, offset by a gain on the sale of Breakwater’s Caribou property in the fourth quarter of 2006.  Fourth quarter earnings in 2007 also saw lower gross sales revenue in our equity accounted subsidiaries, compounded with increases in direct operating costs and a stronger Canadian dollar against foreign currency denominated transactions.

SELECTED QUARTERLY INFORMATION

(in thousands of dollars, except per share amounts)
	2007				2006
For the three months ended,	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Revenues	$ 457,846	$ 324,918	$ 318,094	$ 303,487	$ 395,532	$ 227,551	$ 246,649	$ 243,533
Dilution gain (loss)	2,125	74,127	3,263	57,076	550	2,098	(2,385)	3,547
Net earnings from continuing operations	51,174	111,206	22,032	93,227	40,773	4,417	35,308	18,084

Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(4,052)	(71,943)	(3,708)	(112)	(6,167)	(2,780)	(1,698)	(939)

Share of earnings of discontinued operations of
Dundee REIT, net of tax	689	93,063	1,074	1,083	1,230	1,663	2,568	1,230

Net earnings for the period	$ 47,811	$ 132,326	$ 19,398	$ 94,198	$ 35,836	$ 3,300	$ 36,178	$ 18,375
Earnings per share
Basic
Continuing operations	$ 0.68	$ 1.47	$ 0.29	$ 1.24	$ 0.54	$ 0.05	$ 0.47	$ 0.24
Discontinued operations	(0.05)	0.28	(0.03)	0.01	(0.06)	(0.01)	0.01	0.00
	$ 0.63	$ 1.75	$ 0.26	$ 1.25	$ 0.48	$ 0.04	$ 0.48	$ 0.24
Diluted
Continuing operations	$ 0.63	$ 1.41	$ 0.27	$ 1.18	$ 0.47	$ 0.06	$ 0.45	$ 0.22
Discontinued operations	(0.04)	0.37	(0.04)	0.02	(0.06)	(0.02)	0.01	0.01
	$ 0.59	$ 1.78	$ 0.23	$ 1.20	$ 0.41	$ 0.04	$ 0.46	$ 0.23

➢

At December 31, 2007, DundeeWealth held non-bank sponsored third party ABCP with a par value at maturity of $379.4 million.  The continued deterioration in available liquidity for ABCP resulted in the recognition of a fair value adjustment in the carrying value of these assets in the fourth quarter of $37.6 million which is included in net earnings from continuing operations.

➢

Primarily as a result of the sale of portfolio assets of Dundee REIT to GE, the Company recorded equity earnings, net of tax, of $93.1 million in the third quarter of this year.  These earnings represent the Company’s share of the gain recognized by Dundee REIT in respect of the transaction.  The operations and resulting gain on sale of the portfolio assets have been recorded as our share of earnings of discontinued operations of equity accounted investees.

➢

Also included in earnings during the third quarter of 2007 is a loss of $71.9 million, representing the discontinued operations and resulting loss on sale realized by DundeeWealth, including the loss from discontinued operations relating to the sale of Dundee Bank of Canada.

➢

In the third quarter of 2007, we recorded a significant dilution gain of $74.1 million, primarily as a result of the issuance of equity by DundeeWealth to Scotiabank in that quarter.  A similarly significant dilution gain of $55.7 million was recorded in the first quarter of 2007 in respect of shares issued by DundeeWealth on the acquisition of the non-controlling shareholder’s interest in DWM Inc.  In the second and third quarters of 2006, the Company recorded a dilution gain of $17.9 million and a dilution loss of $7.0 million, respectively, with respect to its interest in Dundee Realty.

➢

Net earnings in the fourth quarter of 2007 include a gain of $1.9 million on our Exchangeable Debentures compared with a third quarter gain of $14.0 million, a loss of $4.4 million in the second quarter and a gain of $6.7 million in the first quarter.  As previously discussed, Canadian GAAP requires that we state our liability in respect of our Exchangeable Debentures at the higher of the face value of the debentures or the value of the underlying units of Dundee REIT that would be delivered in the event that all exchange rights were tendered.  However, Canadian GAAP does not permit us to similarly revalue our investment in the Dundee REIT units that we intend to use to settle the exchange right.  This causes a discontinuity in earnings and we may therefore experience significant fluctuations in earnings on a period by period basis.

➢

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

➢

Revenues in each of the fourth quarters of 2007 and 2006 from our wealth management operations, include performance fee revenues, net of related expenses.  These performance fee revenues are contingent on market values as at the respective year ends of the underlying portfolio, and accordingly they are recorded as revenues only when such year end values have been finalized.  Fourth quarter investment management revenues in 2007 and 2006 included performance fee revenues of $96.5 million and $125.0 million, respectively.

➢

Consistent with activity in the wealth management industry, our brokerage and mutual fund dealer activities expect higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.

➢

Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢

Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.  This is particularly evident commencing in the second quarter of 2006 where higher metal prices increased earnings in Breakwater and Dundee Precious, which contributed to $12.9 million of earnings from equity accounted investments in that period.  This continued in the third and fourth quarters of 2006 with equity earnings of $10.4 million and $12.5 million, respectively.

➢

In the fourth quarter of 2006, we determined that political uncertainties in our Bolivian properties required us to record an aggregate fair value adjustment of $12.0 million.  The timing of circumstances requiring fair value adjustments depends upon many factors and is not predictable.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Issuance of 6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”).

On June 22, 2006, we completed a public offering of 6 million Series 1 Shares.  The Series 1 Shares are generally non-voting except in limited circumstances and they entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.

The terms of the Series 1 Shares permit us to redeem the shares at any time after June 30, 2006 at a redemption price that declines over time, starting at $27.25 per Series 1 Share if the shares are redeemed prior to June 30, 2007, to $25.00 per share if the Series 1 Shares are redeemed after June 30, 2015 (the “Redemption Price Schedule”).  We also have the right to convert the Series 1 Shares to Subordinate Shares on the basis of one Series 1 Share for that number of Subordinate Shares that is equal to the redemption price in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.  We may also repurchase the Series 1 Shares for cancellation, either in the open market or through a private transaction.  The Series 1 Shares are retractable by shareholders after June 30, 2016 at a price of $25.00 per Series 1 Share.

In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of operations on an accrual basis.

Corporate Debt

(in thousands of dollars)
	$9.9 million	Revolving Term Credit Facilities				Real	Series 1
	Exchangeable	$150 million	$500 million	$22.3 million	$100 million	Estate	Preference
	Debentures	Corporate	Subsidiary's	Subsidiary's	Subsidiary's	Debt	Shares	Other	TOTAL
Balance, beginning of year	$ 82,186	$ 92,492	$ -	$ 20,230	$ 68,311	$ 156,494	$ -	$ 773	$ 420,486
Conversion of exchangeable debentures	(55,443)	-	-	-	-	-	-	-	(55,443)
Issuance of Series 1 shares of subsidiary	-	-	-	-	-	-	155,625	-	155,625
Revolving term credit facilities	-	(86,755)	127,655	(20,230)	(9,264)	-	-	-	11,406
Changes in real estate debt	-	-	-	-	-	(4,028)	-	-	(4,028)
Unrealized revaluation adjustment	(18,237)	-	-	-	-	-	(2,970)	-	(21,207)
Other	2,303	-	-	-	-	-	-	-	2,303
Balance, end of year	$ 10,809	$ 5,737	$ 127,655	$ -	$ 59,047	$ 152,466	$ 152,655	$ 773	$ 509,142

Revolving Term Credit Facilities ─ In the third quarter of 2007, we renewed our revolving term credit facility with a Canadian chartered bank, and as part of the renewal, the Company increased the amount available pursuant to the credit facility from $100 million to $150 million and extended the expiry date to August 30, 2008.  The amended facility provides for tiered interest charges and standby fees, similar in nature to our previous facility.  As at December 31, 2007, and during the year then ended, the Company had complied with all financial covenants of the facility.

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures ─ On June 22, 2005, Dundee Corporation issued $100 million 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  We have placed sufficient units into escrow to satisfy any potential obligation pursuant to the Exchangeable Debentures.  Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

Earnings in 2007 include an $18.2 million unrealized gain on our Exchangeable Debentures.  At December 31, 2007, there were $9.9 million of Exchangeable Debentures outstanding.  If holders exercised their exchange right, we would have to deliver 0.3 million Dundee REIT units in settlement.  The market value of these Dundee REIT units was approximately $11.2 million at December 31, 2007 and, in accordance with Canadian GAAP, we have adjusted the value of the Exchangeable Debentures on our consolidated balance sheet to equal the market value of the Dundee REIT units we would have to deliver, before adjustments for issue costs and other similar items.

Debt of our Subsidiaries

A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Financial Condition”.

Income Taxes

The Company’s net future income tax liability as at December 31, 2007 of $134.9 million (2006 – $87.1 million) includes future income tax liabilities aggregating $235.0 million (2006 – $152.0 million), offset by future income tax assets of $100.1 million (2006 – $64.9 million).  Details of the components of the Company’s future income tax assets and future income tax liabilities are included in note 21 to the 2007 Audited Consolidated Financial Statements.

Future income tax liabilities in respect of the wealth management segment include $79.2 million (2006 – $23.1 million) relating to investment management contracts acquired in business combinations and $67.2 million associated with deferred sales commissions (2006 – $60.2 million).  Other significant future income tax liabilities of $35.4 million (2006 - $36.9 million) relate to corporate investments held by the real estate, resources and corporate segments.

Included in future income tax assets at December 31, 2007 is $66.5 million (2006 – $27.9 million) representing the Company’s estimate of the benefit realizable from tax loss carry forwards.  The realized benefit from these tax loss carry forwards at December 31, 2007 is based on aggregate losses of $291.2 million (2006 – $168.2 million), net of valuation allowances of $63.4 million (2006 – $83.8 million).

Non-Controlling Interest

Non-controlling interest increased from $471.3 million at the end of 2006 to $726.4 million at December 31, 2007.  Significantly contributing to this increase was the issuance of equity by DundeeWealth to Scotiabank in the third quarter of 2007.   During 2007, we recorded dilution gains of $136.6 million (2006 - $3.8 million) as a result of issuances by subsidiaries.  Non-controlling interest in earnings from continuing operations was $58.3 million (2006- $46.9 million) and non-controlling interest in earnings from discontinued operations was $79.8 million (2006 - $11.6 million).

Share Capital

At the annual meeting of shareholders of the Company held on June 20, 2007, shareholders approved a three-for-one stock split of the Company’s Subordinate Shares and Class B Shares.  As a result, each holder of Subordinate Shares or Class B Shares of the Company on July 6, 2007 was issued two additional shares of the same class for each Subordinate Share or Class B Share held.  At December 31, 2007, there were 72,443,840 Subordinate Shares and 3,120,402 Class B Shares outstanding.

In 2007, we issued 319,000 Subordinate Shares on the exercise of options at an average price of $8.90 per share.  As at December 31, 2007, we had granted 3,864,644 options with a weighted average exercise price of $6.67 of which 3,282,645 options were exercisable, as holders had met the vesting criteria.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

After accounting for cash relating to discontinued operations, cash and cash equivalents decreased from $199.5 million at the end of 2006 to $126.9 million as at December 31, 2007.  In addition to cash and cash equivalents, AFS corporate investments include redeemable funds managed by DundeeWealth with a fair value of approximately $172 million (December 31, 2006 – approximately $90 million).

Significant changes in our cash position and significant uses or sources of cash for the year ended December 31, 2007 are detailed below:

Significant Cash Flows from Operating Activities

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The effect of changes to client account balances and to changes in trading securities owned or sold short, vary significantly on a day-to-day basis as previously noted.  These changes will cause movements of cash in the operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position and, in fact, cash accessibility may be restricted due to the regulatory environment in which these subsidiaries operate.  During the year, variations in these balances created operating cash outflows of $47.7 million compared with $83.1 million in the prior year.

Ö

Cash utilized in the development of land, housing and condominium inventory was $17.6 million during 2007 compared with $44.4 million in 2006.

Significant Cash Flows from Investing Activities

Ö

DundeeWealth paid cash of $155.1 million to acquire the 16.3% non-controlling interest in its subsidiary.

Ö

Gross additions of new AUM in DundeeWealth were $7.3 billion during the year (2006 – $5.9 billion).  Sales commissions paid on these new assets were $100.7 million (2006 – $86.8 million).

Ö

During 2007, we invested $714.0 million (2006 – $53.9 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  This amount includes approximately $399 million paid to acquire the ABCP, as discussed above.  Proceeds from sales of corporate investments were $268.2 million (2006 – $32.4 million) and include $184.0 million from tendering part of our interest in Dundee REIT pursuant to the transactions discussed above.

Ö

Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $38.6 million compared with $81.2 million in 2006.

Significant Cash Flows from Financing Activities

Ö

Concurrent with the sale by DundeeWealth of its investment in Dundee Bank of Canada, DundeeWealth issued common shares to Scotiabank for aggregate consideration of $348.3 million.  DundeeWealth used the proceeds to immediately repay certain amounts owing on its revolving term credit facility.

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Early in 2007, DundeeWealth raised $155.6 million, less issue costs of $4.6 million, through the issuance of 4.75% cumulative redeemable first preference shares, including $5.4 million received in the second quarter of this year following the exercise of the over allotment option provided by DundeeWealth in respect of this issuance.

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DWM Inc., the wholly owned operating subsidiary of DundeeWealth paid a dividend of $122.9 million, of which $20.0 million was paid to its non-controlling shareholder, with the balance being paid to DundeeWealth and eliminated in these consolidated financial statements.  In addition, Dundee Realty paid a dividend of $13.8 million to the non-controlling shareholder.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At December 31, 2007, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

The Company’s $150.0 million revolving term credit facility allows it to manage its cash flow requirements by not having to dispose of investments at an inopportune time.  The Company has $5.7 million outstanding pursuant to this facility as at December 31, 2007. As at December 31, 2007, we have significantly reduced our borrowings following the receipt of over $600 million in proceeds from the sale of Dundee Bank of Canada and the related issuance of shares by DundeeWealth, as well as the receipt of $184.0 million on the redemption of certain of our Dundee REIT units.

At December 31, 2007, DundeeWealth has approximately $372 million in unutilized borrowings under its own bank credit facility.

The sale of Dundee Bank of Canada and the associated investment in DundeeWealth equity has reduced our ongoing cash requirements to finance regulatory capital for banking operations.  On an ongoing and consolidated basis, the Company will require cash for new investment opportunities, to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preferred shares and debt obligations.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  From time to time, DundeeWealth elects to be a seed investor in new products which it launches.

Our real estate segment will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate segment in the future, both in acquiring new product and in developing existing projects.  We currently anticipate that operating cash flows from real estate activities will be sufficient to meet cash flow requirements for real estate development.  Our real estate segment has a revolving term credit facility of $100.0 million, providing us with flexibility to operate this business efficiently.

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

Contingencies and commitments are detailed in note 19 to the 2007 Audited Consolidated Financial Statements.  The following table summarizes payments due for the next five years and thereafter in respect of our contractual obligations and the obligations of our subsidiaries.

(in thousands of dollars)
	Expected Payments Schedule
		2009 to	2011 to
	2008	2010	2012	Thereafter	TOTAL

5.85% Exchangeable Debentures (note i)	$ -	$ -	$ -	$ 9,922	$ 9,922
Bank debt (note ii)	156,762	42,983	35,819	-	235,564
Real estate debt	96,339	17,287	3,762	31,499	148,887
Lease and other commitments (notes iii and iv)	41,901	25,392	15,655	59,574	142,522
Interest	13,678	12,424	6,580	4,083	36,764
	$ 308,680	$ 98,086	$ 61,816	$ 105,078	$ 573,659

(i)

The maturity of the Exchangeable Debentures is shown net of $18.2 million of unrealized gain (see “Corporate Debt”)

(ii)

In 2007, the Company renegotiated its revolving term credit facility, extending the maturity date to August 30, 2008.  In the first quarter of 2007, DundeeWealth established a $350.0 million credit facility after the $22.3 million credit facility was terminated. On August 17, 2007, DundeeWealth increased the maximum available pursuant to the credit facility to $500.0 million.

(iii)

Operating lease obligations include minimum lease commitments to landlords, suppliers and service providers.  Several of these leases oblige the Company or its subsidiaries to pay additional amounts if usage or transaction activity exceeds specified levels.

(iv)

DundeeWealth has entered into compensation arrangements with certain employees and advisors that provide for the delivery of shares or other forms of compensation in the future, subject to vesting requirements as provided in the terms of each arrangement.  In addition to awards issued pursuant to DundeeWealth’s share incentive arrangements and other forms of stock based compensation as outlined in note 18 to the 2007 Audited Consolidated Financial Statements, DundeeWealth has commitments of approximately $15 million in future compensatory awards for employees.  This amount has been included as “lease and other commitments” in the table above.

Wealth Management Segment

✓

In connection with Scotiabank’s investment in DundeeWealth, Dundee Corporation and Scotiabank entered into a shareholders’ agreement outlining their respective rights and interests as shareholders of DundeeWealth.  The shareholders’ agreement includes matters relating to the purchase of shares of DundeeWealth, representation on its board of directors, rights of first offer and matching offers in the event a shareholder wishes to dispose of their interest.  In a specific circumstance, should Dundee Corporation dispose of its share in DundeeWealth to a third party, Scotiabank may be entitled to a fee payable by DundeeWealth of an amount between $20 million and $40 million.

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In prior years, DundeeWealth’s investment subsidiary and certain predecessor companies that were acquired entered into agreements for the financing of mutual fund commissions for a specific period of time with Dundee Corporation, certain income trusts and certain limited partnerships.  Obligations under the income trust agreements are considered debt and are included as liabilities on the consolidated balance sheets.  The fees paid to Dundee Corporation and the limited partnerships called “distribution fees”, are calculated as a percentage of the net asset value of the related mutual fund units and recorded as an expense in the period incurred.  The Company no longer utilizes these vehicles to finance its commissions.  These amounts have not been included in the above table.

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DundeeWealth has a share incentive plan for the employees, officers and directors of DundeeWealth and its subsidiaries and a share incentive plan for independent financial advisors, service providers and consultants to DundeeWealth.    DundeeWealth has also granted stock compensation to employees and independent financial advisors under the share bonus plan and reserved share arrangement, with the issuance of such shares being contingent on certain conditions.  The conditions that must be met vary from grant to grant, but are generally designed to encourage the retention of employees and financial advisors over time, and/or to reward the attaining of certain predetermined performance criteria.  The potentially dilutive effect of issuing these shares has been factored into the determination of diluted earnings per share.  These future issuances are not reflected in the above table.

Real Estate Segment

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As part of the creation of Dundee REIT, Dundee Realty entered into contractual arrangements whereby it agreed to continue to guarantee certain debt associated with properties where such properties and associated debt were transferred to Dundee REIT.  Dundee Realty had obtained indemnification from Dundee REIT in respect of these guarantees, of which $nil was outstanding at December 31, 2007 (2006 - $10.0 million).

Ö

Dundee Realty has commitments under land purchase agreements totalling $11.6 million as at December 31, 2007 (2006 - $0.8 million) which will become payable in future periods upon the satisfaction of certain conditions pursuant to such agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at December 31, 2007 were $5.8 million (2006 - $3.6 million).  This future commitment has not been included in the above table.

Ö

Dundee Realty is contingently liable for letters of credit and security bonds that have been provided to support land development in the amount of $24.5 million as at December 31, 2007 (2006 - $15.5 million).

Ö

Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $6.9 million as at December 31, 2007 (2006 - $13.7 million).  The Company would have available to it the other venturer’s share of assets to satisfy the obligations, if any, that may arise.

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In June 2003, we entered into a shareholders’ agreement with the management non-controlling shareholder of Dundee Realty pursuant to which the Company agreed to repurchase the non-controlling shareholder’s shares in certain circumstances at fair market value at the time of purchase.

Resources Segment

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On March 14, 2008, Eurogas issued a Rights Offering Circular (the “Offering”) for a maximum issue of 31,143,690 common shares of Eurogas to shareholders of record on March 27, 2008.  Each shareholder is entitled to receive one transferable right (“Right”) for each common share held.  Four Rights entitle the holder to subscribe for and purchase one common share of Eurogas at a price of $0.97 per share on or before April 24, 2008 (“Basic Right”).  Additional subscription privileges exist for each shareholder exercising all of their Basic Rights to subscribe for additional common shares of Eurogas, if any, not taken up on the expiry date.  The maximum gross proceeds of the Offering is $30,209,379 before deduction of estimated expenses of $250,000, excluding any fees or commissions which may be payable to the dealer manager of the Offering.  Gross proceeds of the Offering will be used to fund the exploration, evaluation and development of Eurogas’ oil and gas assets and working capital.  The Company has committed to exercising its Basic Rights to subscribe for additional shares of Eurogas.

FINANCIAL INSTRUMENTS

From time to time, DundeeWealth’s brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At December 31, 2007, DundeeWealth’s brokerage subsidiary held foreign exchange contracts with a notional amount of $12.6 million (2006 – $17.9 million) which are being used to mitigate foreign exchange exposure.  The principles of hedge accounting were not applied and therefore, fluctuations in foreign exchange rates may impact our operating results.  These foreign exchange contracts are included in trading securities owned or trading securities sold short, as appropriate, on our consolidated balance sheets.

Our resources segment may utilize derivative financial instruments to manage financial risks, including commodity risks.  Hedge accounting may be applied to certain of these derivative financial instruments.

We are also exposed to market risk resulting from fluctuations in the price of other financial instruments, including trading securities owned; trading securities sold short and our AFS securities holdings.  Market risk may occur with volatility in interest rates and global market conditions.  These fluctuations may have an impact on our operating results.

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in this document, the particulars of related party transactions as at and for the years ended December 31, 2007 and 2006 are discussed below.

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As at December 31, 2007, we held mutual funds and other investments with a net carrying value of $172.6 million (2006 – $85.2 million) managed by our subsidiaries.  Transactions in respect of these investments are conducted on the same basis as those of other mutual fund investors.  No trailer service fees are paid in respect of these investments.

Ö

In the normal course of business, DundeeWealth’s investment management division may trade securities through its brokerage subsidiary on behalf of mutual fund clients and other discretionary client portfolios.  These transactions are conducted at a discounted schedule from industry practice.

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DundeeWealth’s brokerage subsidiary may, from time to time, participate in corporate finance related activities, including financial advisory activities, for the Company, DundeeWealth, Eurogas and our equity accounted investees or fiduciary accounts managed by DundeeWealth’s investment management segment.

Ö

Directors, officers and employees of the Company and its subsidiaries and other related parties may choose to use the brokerage facilities of Dundee Securities.  Transactions are conducted on normal market terms.

Ö

In accordance with employment arrangements made with a Dundee Realty executive, Dundee Realty agreed to transfer 4% of its interest, net of debt, in The Distillery Historic District to the executive at its cost of approximately $0.4 million and permit the executive to participate in a $3.6 million loan made to the other co-owners of the project to a maximum of 10%.

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Dundee Realty provided a $0.4 million loan to a member of senior management.  This loan accrues interest at 3% per annum and is secured by a deed of trust on a residential property.

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We have made loans of $0.5 million to certain officers of the Company and its subsidiaries, primarily to acquire shares of the Company.  These loans are generally secured by the underlying shares acquired.

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Dundee Realty issued a promissory note to the non-controlling shareholder in the amount of $8.9 million.  The note bears interest at prime plus 1% per annum and is due on demand.

Ö

Effective August 24, 2007, and subsequent to the disposition by Dundee REIT of certain properties to GE, Dundee Realty entered into an asset management agreement with Dundee REIT pursuant to which Dundee Realty provides certain asset management services to Dundee REIT and its subsidiaries.  The asset management agreement provides for a broad range of asset management services, the remuneration for which includes a base annual management fee, an incentive fee based on exceeding certain benchmarks relating to funds from operations, and certain other fees as defined in the agreement.  Since the establishment of this arrangement, Dundee Realty has received fees of $2.1 million.

ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our consolidated financial condition and the results of our operations are based upon the 2007 Audited Consolidated Financial Statements.  These statements have been prepared in accordance with GAAP.  The preparation of these consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities.  We evaluate our estimates on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and we use these to form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources.  Our actual results may differ from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations and those that require the most subjectivity and estimates by management.  A summary of our significant accounting policies applied during 2007 are included in notes 1 and 2 to the 2007 Audited Consolidated Financial Statements.  A discussion of some of the more significant judgments and estimates made by management follows.

Business Combinations – Management uses its best judgment in applying the purchase method of accounting for business combinations and, specifically, in identifying and valuing intangible assets and liabilities acquired on acquisitions.  In certain cases, intangible assets are valued using a discounted cash flow model which is subject to a variety of assumptions.  Further, the period of benefit of intangible assets is based on a number of subjective factors, such as the length of client and other business relationships, which could prove to be incorrect as the future unfolds.  The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill that the Company records on acquisitions.

Variable Interest Entities (“VIEs”) – CICA Accounting Guideline 15 (“AcG-15”) provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interest.  Management uses judgment in the application of this guidance to determine which VIEs require consolidation.  This guidance requires the identification of our variable interests and a comparison with other variable interests held by unrelated parties to determine if we were exposed to a majority of each of these entities’ expected losses or expected residual returns as defined under AcG-15.

These comparisons are subject to a number of subjective estimates.  In applying the guidance for AcG-15 we consolidated certain real estate VIEs in which we determined that we are exposed to a majority of the expected losses or residual returns.

Goodwill and Other Intangible Asset Impairment – Goodwill and other intangible assets with an indefinite life are subject to value-based impairment testing at least annually.  Determining the useful lives and values of intangible assets requires judgment by management.  To assess possible impairment of intangible assets, the Company has developed several models that provide for various business measures, including changes in AUA and AUM and the related impact on earnings.  These models are applied consistently from year to year.  Although the goodwill balance is tested annually for impairment, these tests are based on discounted cash flow models or current industry multiples which can be subject to interpretation and which may change with market and industry conditions.

Fair Value of Financial Instruments – Certain financial instruments, including trading securities owned and trading securities sold short and corporate investments in ABCP and CLOs, are stated in the consolidated financial statements at their fair values, with unrealized gains and losses being reported in earnings.  Fair value is usually determined based on quoted market prices.  Where quoted market prices are not available, management applies various assumptions to estimate the financial instruments’ fair values including prevailing market rates and prices on instruments with similar characteristics or other third party evidence.  We determined the fair value of ABCP investments based on our best estimate of the likelihood, nature and timing of cash flows, the possible outcome of the Montreal Proposal and the composition and the fair values of the underlying assets as details on the underlying holdings by each note has not been made available to us.  The determination of fair value for CLOs was made in consultation with the respective underwriter of the financial instrument using third party valuation models that require parameters such as interest rate yield curves, foreign exchange rates and default estimations.  Imprecision in estimating these factors can affect the amount of unrealized gain or loss recorded for a particular instrument in a particular period.  In addition, quoted market values at any point in time may not represent what the Company would realize at the time that an investment is ultimately disposed of.  From time to time, our brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases. Depreciation in the fair value of financial instruments classified as AFS may require that management determine whether the depreciation is other-than-temporary.  In order to make such determination, management reviews certain criteria including: current market conditions, industry specific factors, the financial stability of the issuer and the severity and longevity of the unrealized depreciation in the value of the investment.  Each of these factors is subject to interpretation and judgment by management.

Allowance for Credit Losses – The allowance for credit losses is pertinent to our brokerage segment.  In accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis.  When credit is extended to a client to purchase securities, the securities are held as collateral for the amounts loaned.  Clients purchasing securities on margin must maintain collateral in their accounts in accordance with regulatory or Company guidelines.  The Company has established an allowance for credit losses, consisting of specific and general components, based on management’s estimate of probable unrecoverable amounts.  The Company compares the amount loaned to each client with the market value of securities held in such accounts to determine the provision for credit losses.  The market value of the securities held as collateral may fluctuate daily based on market forces, which could lead either to an unexpected increase in the provision or to additional credit losses.

Provision for Litigation – The Company and its subsidiaries are defendants in various legal actions, many of which relate to activities of entities that we acquired and which arose prior to the date of acquisition.  The Company’s operating results include a provision for potential liabilities in respect of these matters which is determined using management’s best estimates based on the facts and circumstances of each claim on a case by case basis, taking into consideration all information available to the Company.  The claims are reviewed at least quarterly, or as new information becomes available.  In certain cases, legal claims may be covered under the Company’s various insurance policies.

Stock Based and Deferred Compensation – The Company and its subsidiaries have a variety of share based compensation awards that are utilized as retention tools for employees and financial advisors.  When stock based awards are granted, the Company measures the value of the award and amortizes it over the vesting period.  Management makes a variety of assumptions in calculating this value.  Firstly, we have not factored in a forfeiture rate for options that may be cancelled before vesting criteria are met.  Secondly, management uses the fundamentals of the Black-Scholes option pricing model in determining the value of its stock based compensation expense.  Application of the Black-Scholes option pricing model requires estimates, which may not be ultimately correct, in expected dividend yields, expected volatility of the underlying shares based on past volatility experienced, and expected life of the stock option granted.  Management has assumed that it will settle stock based compensation obligations through equity.  Management reassesses each of these factors with each grant of share based compensation.  However, from time to time, the Company may purchase shares in the market for delivery against these obligations or it may issue cash in settlement. The cost of a market purchase or cash settlement may be in excess of the amount previously recognized in compensation expense.

Income Taxes – Management estimates income taxes payable and the value of future income tax assets and liabilities and assesses the realization of these future tax assets regularly to determine whether a valuation allowance is required.  Management determines whether it is more likely than not that those future income tax assets will be realized prior to their expiration using various factors including estimated future earnings based on internal forecasts, cumulative tax losses in recent years, the history of tax loss carry forwards as well as prudent and feasible tax planning strategies.  The amount of future income tax assets could be reduced in the future by a charge to earnings if forecasted earnings during the tax loss carry forward periods are not achieved or are not likely to be achieved.  Tax balances may also change as a result of proposed or enacted governmental changes in the statutory rates of taxation.

Real Estate Assets – Land under development and inventory of housing and condominiums are stated at the lower of cost and net realizable value.  In calculating net realizable value, management must estimate future cash flows and discount these estimated cash flows at a rate that includes a risk factor appropriate for each particular project.  These estimates are based on various assumptions, including development or construction schedules and future costs to be incurred.  If estimates are significantly different from actual results, our land under development and inventory of housing and condominiums may be overstated or understated on our consolidated balance sheets and accordingly, earnings in a particular period may be overstated or understated.

Land held for development is stated at the lower of cost and net recoverable amount.  The net recoverable amount is determined using estimated future net cash flows from use, if any, plus any residual value.  Estimates of residual values may be impacted by local and overall real estate market conditions.  Therefore, estimates may vary from actual residual values on disposition of land held for development.

Oil and Gas Properties – Eurogas is currently in the exploratory stage of a drilling program in Tunisia and capitalizes all associated costs.  The recovery of the recorded costs is contingent upon the existence of economically recoverable reserves and future profitable production.  Activities in Spain are in the pre-development phase.  All pre-development costs relating to the exploration permits in Spain are capitalized.  The recovery of these costs is dependent upon the economic viability of the underground natural gas storage project.  The amounts recorded for depletion and depreciation of oil and gas properties and the ceiling test or impairment calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty.  The Company’s oil and gas properties are non-producing and are measured net of asset retirement obligations which are management’s estimated costs to abandon and reclaim its net ownership interests in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  The fair value estimate of these amounts is capitalized to the properties against the cost of the related asset and amortized over its useful life once the asset is operational.

FUTURE ACCOUNTING CHANGES

The CICA issued a new accounting standard, section 1535 “Capital Disclosures”, which requires an entity to provide both qualitative and quantitative disclosures which will enable users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  This new standard is effective for the Company on January 1, 2008.

The CICA issued two new accounting standards, section 3862 “Financial Instruments – Disclosures” and section 3863 “Financial Instruments – Presentation”.  These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.  These new standards are effective for the Company on January 1, 2008.

Effective January 1, 2008, the Company will adopt the new CICA accounting standards section 3031 “Inventories”.  The standard provides guidance on the determination of costs and its subsequent recognition as expense, including any write-down to net realizable value.  It also provides guidance on cost formulae that are used to assign costs to inventories.  Any adjustments to the Company’s financial statements, as a result of adopting Section 3031, will be recognized by restating the balance of opening retained earnings.

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”.

The standards require that all financial assets be classified as trading, AFS, HTM, or loans and receivables.  In addition, the standards require that all financial assets, including all derivatives, be measured at fair value on the consolidated balance sheet with the exception of loans, receivables and investments classified as HTM, which are measured at amortized cost calculated on an effective yield basis.  Changes in the fair value of securities classified as trading continue to be reported in earnings along with any from those designated at fair value, while changes in the fair value of securities classified as available for sale are reported within AOCI until the financial asset is disposed of, or becomes impaired.  Similarly, the standards require that all financial liabilities be measured at fair value on the consolidated balance sheet when they are held for trading or when they are classified as derivatives.  Other financial liabilities are measured at amortized cost on an effective yield basis.

Generally, trading securities held by DundeeWealth were not impacted by the application of the new standards and we continue to report realized and unrealized gains and losses in earnings.  On application of the new standards, our then corporate and banking investment portfolios were classified as AFS securities and accordingly, these items are now carried on our consolidated balance sheets using mark-to-market pricing, with the amounts of unrealized gains and losses being reported as AOCI.

As required, these standards have been applied as an adjustment to opening retained earnings and AOCI as outlined in note 1 to the 2007 Audited Consolidated Financial Statements.  In accordance with GAAP, prior period balances have not been restated.  AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity and is shown on a net of tax basis.

On June 30, 2007, the Company adopted the provisions of CICA Emerging Issues Committee Abstract 164 “Convertible and Other Debt Instruments with Embedded Derivatives” on a retrospective basis.  The adoption of this Abstract had no impact on the Company.

As of January 1, 2007, the Company adopted revised CICA Section 1506 “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors.  Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted, or where impracticable to determine.  As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP, or when the change results in more relevant and reliable information.  There is no material impact to the Company’s consolidated financial statements as a result of implementing this new standard.

CONTROLS AND PROCEDURES

As at December 31, 2007, an evaluation was carried out of the effectiveness of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that our disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information relating to our Company and to our consolidated subsidiaries for the year ended December 31, 2007 would have been made known to them.

Also as at December 31, 2007, an evaluation was carried out of the design of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design of internal controls over financial reporting was effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGING RISK

The following risk factors relating to Dundee Corporation are most likely to influence an investor’s decision to buy, sell or hold securities of the Company.

WEALTH MANAGEMENT

Market Influences

Negativity in domestic and international capital markets may create specific challenges for the Company’s wealth management subsidiary.  The movement of capital markets is beyond the control of DundeeWealth but, to a significant degree, may impact our overall profitability.  Revenues from DundeeWealth’s investment management activities are primarily based on the market values of AUM, generally determined using trading values of underlying securities in global markets.  The state of the capital markets in general and the unpredictability of the global economy may also affect retail and institutional clients’ willingness to actively trade in capital markets, impacting commission revenues as well as trading and corporate finance activities in DundeeWealth’s brokerage segment.  Declining interest rates may reduce the interest spread earned on amounts borrowed in margin accounts.  Any decline in the financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect DundeeWealth’s AUM, fees and/or revenues and cash flows.

Creating, Attracting and Retaining AUM and AUA

The profitability of DundeeWealth is directly related to its ability to create, attract and retain AUM and AUA.  These assets are subject to a fee, generally calculated as a percentage of their net asset value.  Should a sizable number of clients decide to terminate their arrangements with DundeeWealth and withdraw assets, or should there be a significant decline in the value of those assets as a result of market conditions, DundeeWealth’s profitability would be adversely affected.

Investment performance continues to play an important role in DundeeWealth’s ability to sell financial products and retain customers.  As at December 31, 2007, approximately 78% (2006 – 66%) of eligible Dynamic FundsTM ranked in the top two quartiles of peer group equivalents as measured by one of Canada’s leading investment fund research firms based on one-year performance and approximately 75% (2006 – 90%) based on three-year performance.  There can be no assurance that DundeeWealth will be able to continue to achieve superior returns relative to their competitors in future periods.

Market Risk in Trading Activities and Investments

Market risk is the potential for loss from the adverse movement in the value of a financial instrument.  DundeeWealth incurs market risks in its trading positions, underwriting activities and in its portfolio of investment securities.  DundeeWealth’s investment dealer subsidiary engages in various capital market activities that are very sensitive to price fluctuations.  These include active positioning in trading securities in anticipation of price movements and commitments to underwrite the issuance of securities.  DundeeWealth’s portfolio of corporate investments, including CLOs, is also exposed to market risk from fluctuations in fair values.  In addition, as described under “Exposure to Asset-Backed Commercial Paper” in this MD&A, the fair value estimates of the ABCP investments held by the Company are dependent upon the likelihood, nature and timing of future restructurings under the terms of the Montreal Proposal.  There is no assurance that the pricing of these assets will not continue to decline in future periods, and that the Montreal Proposal will successfully restructure ABCP conduits with the trigger events for leveraged transactions being made more remote, creating margin facility, or that following any potential restructuring the conduits will trade at a higher market value or that a liquid market will develop.  These estimates may change materially in subsequent periods.

DundeeWealth manages market risk as part of our risk management framework, which comprises various controls and procedures to ensure that the risk exposures are monitored closely and that positions taken are duly authorized.  These procedures and controls include:

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Procedures for the daily mark-to-market valuation of positions to measure risk exposure, including procedures to assess market prices of positions which are not actively traded;

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Setting of trading exposure limits and loss limits in compliance with our approved trading strategies, taking into account our trading experience, market volatility, the liquidity of the position, interest rates, and our tolerance for market risk; and

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Procedures to identify significant market risk concentration and risk exposure, and to escalate the reporting of these risk positions to senior management and risk personnel for monitoring.

There can be no assurance that these controls and procedures will be effective or sufficient to manage or mitigate these market risks.

Competition

DundeeWealth operates in a highly competitive environment that includes other providers of wealth management products and services such as mutual fund companies, private client investment managers, financial advisors, investment dealers, banks and insurance companies, some of which have greater financial or other resources than DundeeWealth.  Competition is based on a wide range of factors, including brand recognition, investment performance, the types of products offered by the competitor, business reputation, financial strength, continuity of institutional, management and sales relationships, and quality of service.  In order to remain competitive, DundeeWealth will continue to be innovative in the development of financial products and solutions for clients, to monitor its investment performance and to provide the highest level of service to clients.

In addition, there may be competitive pressures from time to time to lower the fees that are charged on DundeeWealth’s products and services which may impact the ability to retain clients in the future.  While DundeeWealth believes that its current fee structure is competitive with industry peers, changes to management fee rates, commission rates and trailer service fee revenue rates will affect the operating results of DundeeWealth.  There can be no assurance that DundeeWealth will maintain its current standing in the market or its current market share, and that may adversely affect the business, financial condition or operating results.

Regulatory and Litigation Risk

The regulatory operating environment for wealth management and financial services operations in Canada continues to expand, becoming more extensive and complex.  DundeeWealth supports regulatory changes that enhance the integrity and reputation of our industry and that protect the interests of its client base.  Compliance personnel actively participate in the development of new legislation and regulation.  New regulatory requirements, however, may involve changes to the way DundeeWealth currently conducts business or may increase the cost and associated profitability of our business.  Laws and regulations applied at the national and provincial level generally grant governmental agencies and self regulatory bodies broad administrative discretion over the activities carried out by the Company’s subsidiaries, including the power to limit or restrict such business activities.  Possible sanctions include the revocation or imposition of conditions on licenses or registrations to operate certain businesses, the suspension or expulsion from a particular market of any of the Company’s business segments or their key personnel or financial advisors, and the imposition of fines.  There is also the potential that the laws or regulations governing the Company’s operations or particular investment products or services could be amended or interpreted in a manner that is adverse to the Company.  We believe that our ability to comply with all applicable laws and regulations including emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures.  DundeeWealth has a team of experienced compliance personnel that works full time on these efforts.  When an acquisition is completed, it is possible that the acquired company’s compliance standards may have been insufficient or not as developed as those of DundeeWealth.  We attempt to identify material compliance issues through the due diligence review; however, it is possible that such a review will not identify all existing problems.

Commitment of Key Personnel and Financial Advisors

The success of DundeeWealth is also dependent upon, among other things, the skills and expertise of its employees including its personnel with skills related to, among other things, investment management, sales, marketing, risk management, credit, information technology, accounting, tax, administrative operations and legal affairs.  These individuals play an important role in developing, implementing, operating, managing and distributing DundeeWealth’s products and services.  DundeeWealth’s strategic focus is dependent on the abilities, experience and efforts of the members of its senior management team.  If any of these individuals are unable or unwilling to continue employment with DundeeWealth, there could be a material adverse effect on the Company’s business and prospects.  Accordingly, the recruitment and retention of competent personnel, continuous training and transfer of knowledge are key activities that are essential to DundeeWealth’s performance.

In addition, the growth in total assets under management in the industry and the reliance on investment performance to sell financial products has increased the demand for experienced and high-performing portfolio managers.  Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rates of increase observed in other industries.  The loss of these individuals or an inability to attract, retain and motivate a sufficient number of qualified personnel could affect DundeeWealth’s business.

As well, the market for financial advisors is extremely competitive and is increasingly characterized by movement of financial advisors among different firms.  Individual independent financial advisors have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor.  The loss of a significant number of financial advisors could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of DundeeWealth.  Although DundeeWealth uses a combination of competitive compensation structures, including equity incentive arrangements with vesting provisions, as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will remain with the Company.

Capital Requirements

Subsidiaries of DundeeWealth operate in regulated environments and are subject to minimum regulatory capital requirements.  Accordingly, DundeeWealth may be required to keep sufficient cash and other liquid assets on hand to maintain capital requirements.  Although each regulated entity currently has sufficient capital, growth of the business may necessitate additional capital requirements and the failure to maintain required regulatory capital may subject the relevant registrant to fines, suspension or revocation of registration or could prohibit the Company from expanding.  In certain instances, regulatory capital requirements may increase due to a change in the market value of securities held, some of which are beyond our control.  DundeeWealth monitors the level of regulatory capital required in each of these business units on an ongoing basis to ensure it meets the minimum requirements.

DundeeWealth currently finances commissions associated with mutual funds sold on a deferred sales charge basis through internal means.  In the past few years, asset growth in mutual funds has increased significantly, increasing the funding required for these new mutual fund assets.  In periods where the value of mutual fund units sold on a deferred sales charge basis is high, sources of funding other than cash flow from operations may be required in order to pay dealer commissions and it is not certain that such additional funding, if needed, will be available on terms attractive to the Company, or at all.

Operational Risk

Operational risk is generally regarded as the risk of loss resulting from insufficient or failed internal processes, people and systems, or external events.  Operational risk is inherent in the activities of financial institutions, and includes incorrect or unauthorized trade execution, failed settlement and transaction processing, documentational errors, fiduciary breaches, improper disclosures involving securities and investment management activities, theft and fraud.  The impact of any of these can result in significant financial loss, reputational harm, and regulatory censure and penalties.  While operational risks cannot be eliminated, they can be managed with proper internal control processes and procedures and the deployment of qualified personnel.  DundeeWealth has established a framework for operational risk management, which includes procedures and control measures, the deployment of qualified and competent compliance and audit personnel, a process for regular review of controls by senior management, and the use of external insurance coverage where appropriate.

Business Infrastructure

DundeeWealth relies on third party service providers for key components of its business infrastructure including the brokerage accounting system in its investment dealer and mutual fund dealer operations, the unit holder system in its investment management business, as well as critical data connections for trade execution and business communications.  A failure of any key component of its infrastructure could result in significant disruptions to the business and would likely have a materially adverse effect on results of operations.  While DundeeWealth has addressed this risk by instituting various procedures and plans for business continuity and redundancy, there can be no assurance that material disruptions can be averted in the event of a failure beyond our control of a key component.

Credit Risks in Securities Transactions

DundeeWealth is exposed to the risk that third parties that owe the Company cash, securities or other assets may not fulfill their obligations, due to lack of liquidity, bankruptcy, operational failure or other causes.  These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses, other financial intermediaries, and issuers whose securities are held by DundeeWealth.  Credit risks associated with customers include amounts loaned in margin accounts.  While credit exposure to specific clients, counterparties and other debtors is monitored, default risk may arise from events or circumstances that are otherwise difficult to detect.  The type and value of securities held as collateral for margin loans is also reviewed.  An unexpected decline in the value of any such securities held as collateral may expose DundeeWealth to additional credit losses.

Risks of Underwriting Activities

The underwriting business operated by DundeeWealth’s brokerage subsidiary involves both economic and regulatory risks.  Underwriting activities may decline for a number of reasons impacting DundeeWealth’s revenues.  An underwriter may incur losses if it is unable to resell the securities it is committed to purchase or if it is forced to liquidate its commitment at less than the agreed purchase price.  In addition, the trend, for competitive and other reasons, towards larger commitments on the part of lead underwriters means that, from time to time, the brokerage subsidiary may retain significant position concentrations in individual securities.  The brokerage subsidiary may also be subject to liability for material misstatements or omissions in prospectuses and other communications with respect to underwritten offerings and may be exposed to claims and litigation arising from such offerings.

REAL ESTATE

The Real Estate Industry

Real estate ownership is generally subject to numerous risks, including changes in general economic conditions, such as the availability and cost of financing or refinancing, local economic conditions, competition of other investors, managers or owners and other factors.  Real estate assets are relatively illiquid.  Such illiquidity may limit our ability to vary our real estate portfolio in response to changing economic or investment conditions.  In recessionary times, it may be difficult to dispose of certain types of real estate.  The costs of holding real estate could be considerable, and as a holder of real estate during a recessionary period, we may be faced with ongoing expenditures with a declining prospect of incoming receipts.

Market Influences

As a result of market conditions, we may not be able to, or may not wish to develop our land holdings.  Development of land holdings and properties that are to be constructed are subject to a variety of risks, not all within our control.  Such risks include lack of funding, variability in construction costs and unforeseeable delays.

Regulatory and Environmental Risks

As an owner of real estate property, we are subject to various federal, provincial and state laws relating to environmental matters.  Such laws provide that we could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in the Company’s properties, or disposed of at other locations.  The Company has insurance and other policies and procedures in place to review and monitor environmental exposure, which it believes mitigates these risks to an acceptable level.  Some of the properties owned by Dundee Realty or Dundee REIT have or had tenants that use hazardous substances or create waste.  Such uses can potentially create environmental liabilities.  A few issues have been identified through site assessments, including the need to remediate or otherwise address certain contaminations.  These issues are being carefully managed with the involvement of professional consultants.  Where circumstances warrant, designated substance surveys and/or environmental assessments are conducted.  We do not anticipate material expenditures in respect of any required remediation.

Credit Risk

Real estate investments are often made as joint ventures or partnerships with third parties.  These structures involve certain additional risks, including the possibility that the co-venturers/partners may, at any time, have economic or business interests inconsistent with ours, the risk that such co-venturers/partners could experience financial difficulties which could result in additional financial demands on Dundee Realty or Dundee REIT to maintain and operate such properties or repay debt in respect of such properties, and the need to obtain the co-venturers’/partners’ consents with respect to certain major decisions in respect of such properties.  The Company attempts to mitigate these risks by performing due diligence procedures on potential partners and contractual arrangements, and by closely monitoring and supervising the joint venture or partnership.

Operational Risk

Our revenue properties and Dundee REIT’s portfolio of properties generate income through rent payments made by tenants.  Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced.  Certain significant obligations, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to pay such expenses.  Upon the expiry of the term of the financing of any particular property, refinancing may not be available or may not be available on reasonable terms.  Distributions from Dundee REIT are not guaranteed and may fluctuate with its financial performance.

Capital Requirements

Our real estate assets may be financed through debt.  Upon the expiry of the term of the financing of any particular property, refinancing may not be available or may be available only on terms less favourable to us than existing financing.  Our real estate segment, including Dundee REIT, may require additional financing in order to grow and expand our real estate operations.

Changes in Income Tax Legislation and Implications to Business Structure

On June 12, 2007, amendments to the Income Tax Act were substantively enacted and subsequently received Royal Assent on June 22, 2007.  These amendments modify the tax treatment of certain publicly traded trusts and partnerships that are specified investment flow-through trusts SIFTs.  Under the SIFT rules, a publicly traded REIT will be considered a SIFT unless it qualifies for a certain exception.  As a result of a reorganization completed by Dundee REIT on December 31, 2007, Dundee REIT believes that it has met the exception required and therefore the SIFT rules should not apply to Dundee REIT after 2007; however, no assurances can be made in this regard. If Dundee REIT does not qualify continuously for the exception, the SIFT rules may have an adverse impact on Dundee REIT and the holders of units of Dundee REIT, on the value of the units of Dundee REIT and the ability of Dundee REIT to undertake financings and acquisitions, and if the SIFT rules were to apply, distributable cash of Dundee REIT may be materially reduced. The effect of the recently enacted SIFT rules on the market for the Dundee REIT units is uncertain. Since the SIFT rules have only recently been enacted, the Canada Revenue Agency’s administrative policies regarding the interpretation of the SIFT rules and their application to the trusts and partnerships in which a publicly traded income fund holds a direct or indirect interest are still under review. As such, there may be a possible interpretation of the legislation under which Dundee REIT’s subsidiary partnerships would be viewed as SIFTs. Management of Dundee REIT does not believe this to be the intent of the legislation and believes there to be valid technical arguments supporting the fact the Partnerships are not SIFTs.

RESOURCES

The Resources Industry

The resources industry is highly competitive and, in addition, involves a number of risks.  Revenues and profits depend on market prices for resource commodities, which can fluctuate materially.  Adverse fluctuations can have a significant negative effect on our revenues and profitability.  Resource mining and exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding that could result in damage to life or property, environmental damage and possible legal liability.  It is also highly capital intensive and the ability to complete a development or exploration project may be dependent on the entity’s ability to raise additional capital.  In certain cases, this may be achieved only through joint ventures or other relationships that would reduce the entity’s ownership interest in the project.  There is no assurance that additional resources or reserves in commercial quantities will be discovered by any of the companies or that development operations will prove successful.

Competition

The resources industry is competitive in all its phases.  The Company competes with numerous other participants in the search for the acquisition of mining and oil and natural gas properties and in the marketing of the resulting products.  The Company’s ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.  Competitive factors in the distribution and marketing of resource products include price and methods of reliability of delivery.

Competition in the resources industry includes companies which have greater financial resources, staff and facilities than those of the Company’s investees.  Our investees may not be fully insured against all risks relating to their operations, including those related to expansion.  Some of those risks may not be insurable.

Insurance

Resource operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to production facilities or other property and the environment, or in personal injury.  As is the case with other participants in the resources industry, the Company is not fully insured against all of these risks, nor are all such risks insurable.  Although the Company will maintain liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Political and Regulatory

Many of our resource investees operate in jurisdictions which cause their operations to be subject to business risks inherent in those countries, in addition to business risks generally inherent to the resources industry.  These may involve matters arising out of government policies, receipt and maintenance of necessary permits and title to properties, imposition of special taxes or similar charges by regulatory bodies, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or unenforceability of contract rights or the taking of property without fair compensation, lack of adequate infrastructure and credit risk.  It is important that the entities operating in a jurisdiction maintain good relationships with the governments of such jurisdictions.  This may not be possible if the government of a country changes.  Certain regions in which our investee companies operate have been subject to political and economic instability.  Operating in foreign jurisdictions may necessitate capital expenditures being denominated in several different currencies, while the Company is reporting in Canadian dollars.  Fluctuations in the rates of exchange may affect the ability of investee companies to carry out their exploration and development programs.  Future development costs may be higher than currently envisioned due to unforeseen events such as currency fluctuations.

Environmental, Health and Safety Regulations

Environmental, health and safety legislation affects nearly all aspects of the Company’s and its resource investees’ resource operations including mine development, worker safety, waste disposal, emission controls and protection of endangered and protected species.  Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health and safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages and the loss of important permits.  Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties.  The companies engaged in resource activities may be required to reclaim properties after mining is completed and specific requirements vary among jurisdictions.  In some cases, financial assurances as security for reclamation costs may be required which may exceed estimates for such costs.  The Company may also be held liable for worker exposure to hazardous substances and for accidents causing injury or death.  There can be no assurances that the Company or its resource investees will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where the Company operates.  The Company is not able to determine the specific impact that future changes in environmental, health and safety laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations.  For example, emissions standards are expected to become increasingly stringent as are laws relating to the use and production of regulated chemical substances.  Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Commodity Prices and Estimating Quantities of Reserves

Commodity prices, including oil and natural gas prices, are unstable and subject to fluctuations.  Any material decline in prices could result in a reduction in revenues of our investees.  The economics of producing from some wells may change as a result of lower prices.  From time to time, resource investees may enter into agreements to fix prices on their production to mitigate these risks, however, this will not permit them to benefit from future increases in commodity prices.  The market prices of securities of resource companies have experienced volatility in the past, often based on factors unrelated to the financial performance or prospects of the underlying company, which include general economic conditions and cycles and macroeconomic developments.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including factors that are beyond the control of the Company and our investees.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of the underlying commodity, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.  Actual production and cash flows derived therefrom will vary from these evaluations and such variations could be material.

Skilled Labour and Availability of Equipment

The resources industry involves risks regarding labour and employment matters.  Currently, the mining industry is generally facing a shortage of skilled labour as well as a lack of availability of suitable mining equipment.  If the companies are unable to hire and retain sufficient skilled employees, the ability to operate optimally will be impaired.  Also, many of the resource investees are dependent on the services of their senior management and a small number of highly skilled and experienced executives and personnel.  The loss of these key personnel could have a material adverse effect on the operations.  Adverse changes in the scheme of labour relations which may be introduced by governmental authorities may have a material effect on the business, results of operations and financial condition.

Resource activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities.  To the extent the Company is not the operator of its resource properties, the Company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

The Castor Project

Eurogas’ Castor Project has not yet received all necessary approvals in Spain, in particular the grant of the Concession.   Should the Concession not be granted within the timeframe contemplated in the ACS Transaction and extensions not be available under acceptable terms, Eurogas will be caused to return to a 95% interest in Escal.  Furthermore, it will be caused to consider whether there has been an impairment on the value of its property, plant and equipment.  There can be no assurance that such regulatory approvals will be forthcoming on acceptable terms, if at all.  This project will require substantial additional capital to complete and there is no assurance that Escal will continue to have access to the capital to complete such projects.  Eurogas has not previously carried on business as an operator of a gas storage facility, has not yet had drilling success in Tunisia on its onshore properties and does not have any oil or gas production.  Eurogas currently has no material revenue sources.  Eurogas does not have any properties which have reserves assigned to them within the definitions contained in the Canadian Oil and Gas Evaluation Handbook and the Canadian Securities Administrators National Instrument 51-101.

GENERAL BUSINESS RISKS

Reputational Risk

Reputational risk is the potential that adverse publicity to our corporate image, whether true or not, will or may cause a decline in our earnings, liquidity, share price or client base.  Reputational risk is inherent in virtually all of our business transactions, even when the transaction is fully compliant with legal and regulatory requirements.  Reputational risk cannot be managed in isolation, as it often arises as a result of operational, regulatory and other risks inherent to our business.  For these reasons our framework for reputational risk management is integrated into all other areas of risk management and is a key component of the codes of business conduct and ethics which our employees are expected to observe.  We place a high emphasis on safeguarding our reputation as once compromised it can be difficult to restore.

Investing in a Variety of Industry Sectors

Our investments are in a variety of industry sectors and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates.  In the case of equity accounted investments, we are required to record our share of income or loss from these investments and related dilutions and accordingly, our earnings may be affected by these amounts.  Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond our control.  Certain of our private company holdings are illiquid and disposition may be difficult.  We may realize lower proceeds of disposition in the event that we are required to dispose of an investment at a point in time when market prices are low.  We mitigate this risk by utilizing our revolving credit facilities so that we can maximize the timing of any dispositions.

Capital Requirements

The Company and/or its subsidiaries may be required to raise additional debt or equity funds through public or private financing, strategic relationships or other arrangements for a variety of purposes, including business acquisitions, to capitalize on unanticipated opportunities, as well as to respond to competitive pressures.  Additional equity funding in investee companies may reduce the percentage ownership interest of the Company in such investee companies and may cause the Company to lose its majority or significant influence stake.  Additional equity funding of the Company may reduce the percentage ownership of the existing shareholders of the Company and may dilute net book value per share.  It is also possible that any such equity funding may involve securities which have rights or privileges senior to those of existing shareholders or that any debt financing, if available, may involve restrictive covenants.  There can be no assurance that such additional funding, if needed, will be available on economic terms, or at all.

Corporate Insurance

Regardless of our effectiveness in monitoring and administering established compliance policies and procedures, the Company, and any of its directors, officers, employees and agents, may be subject to liability or fines which may limit the ability of each to conduct business.  We maintain various types of insurance to cover certain potential risks and continuously evaluate the adequacy of this coverage.  In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased.  As a result of the introduction of the secondary market civil liability regime, the ability to obtain insurance on reasonable economic terms may be even more difficult in the future.  To date, we have chosen not to obtain directors and officers insurance.

The Ability to Execute Business Plans and Integration

The Company’s growth strategy has relied in part on acquisitions and the associated realization of operating synergies.  A successful acquisition requires the Company to identify suitable candidates for purchase on acceptable terms and the acquired business to be successfully integrated in a timely and non-disruptive manner designed to minimize the risk of loss of client business.  Even with the investment of management and financial resources, an acquisition may not produce the anticipated revenue, earnings or business synergies anticipated at the time of acquisition.  In addition, acquisitions can involve non-recurring charges and, if not successful, the write-off of amounts of goodwill and other intangible assets that could have an adverse effect on the financial results.  Management performs an extensive review of the value of goodwill and other intangible assets on an ongoing basis, which review has not identified any required adjustments.  However, there can be no assurance that the Company will not incur significant costs in the future in connection with such potential liabilities.

Litigation Risk

Litigation risk is inherent in each of the business lines of the Company as well as in operations that may be acquired by the Company.  Litigation risk cannot be eliminated, even if there is no legal cause of action.  The legal risks facing the Company, its directors, trustees, officers or employees in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds.  It is possible that litigation and, in particular, class action litigation may increase in Canada as a result of the introduction of the secondary market civil liability regime.

Possible Volatility of Stock Price

The market price of the Company’s shares has been, and may in future be, subject to significant fluctuation in response to numerous factors, including variations in the annual or quarterly financial results of DundeeWealth or its competitors, the timing of announcements of acquisitions by DundeeWealth or its competitors, conditions in the economy in general or in the financial services industry in particular, changes in applicable laws and regulations, rumours and speculation, and other factors.  Moreover, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Company’ shares for reasons unrelated to DundeeWealth’s performance.  No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale (including shares issued under share based compensation arrangements) will have on the market price of the shares existing from time to time.  Sales of substantial numbers of such shares or the perception that such sales could occur, could adversely affect the price of the shares.  See also “Risk Factors – Relationship with Key Shareholders”.

Other

The Company cautions that the preceding discussion of factors that may affect future results is not exhaustive.  Dundee Corporation’s performance may also be affected by other specific risks that may be highlighted from time to time in public filings of the Company and/or DundeeWealth available on the Canadian Securities Administrators’ website at www.sedar.com.  Investors and others should carefully consider these factors, as well as other uncertainties, assumptions and industry and company specific factors that may adversely affect future results.  The Company assumes no obligation, except as required by law, to update or revise its risk disclosure to reflect new events or circumstances.

FORWARD LOOKING STATEMENTS

Dundee Corporation’s public communications may include written or oral forward looking statements.  Statements of this type are included in this Management’s Discussion and Analysis (“MD&A”), and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward looking statements may include, but are not limited to, statements about anticipated future events including comments with respect to our objectives and priorities for 2008 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the section entitled “Managing Risk” in this MD&A.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining AUM and AUA; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of March 26, 2008.

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current credit crisis.

Forward looking statements contained in this MD&A are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by the events of the past year, market volatility and the recent credit crisis, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

March 26, 2008